EXHIBIT 99.1

Non-Binding Convenience Translation

Mynaric AG

Gilching, district of Starnberg

ISIN DE000A31C305

Unique identifier of the event: M0Y082023oHV

Invitation to the Annual General Meeting

We hereby invite our shareholders to the

Annual General Meeting

to be held on Monday, August 7, 2023, at 10:00 a.m. (CEST)

at

Haus der Bayrischen Wirtschaft,

Max-Joseph-Straße 5, 80333 Munich

I. Agenda of the Annual General Meeting

1.

Presentation of the adopted annual financial statements of the Company and the approved consolidated financial statements as of December 31, 2022, the management report for the Group, and the report of the Supervisory Board for the financial year 2022

A resolution on this agenda item 1 is not provided for. Section 175 para. 1 sentence 1 of the German Stock Corporation Act (AktG) merely provides that the Management Board must convene the Annual General Meeting for the purpose of, amongst others, accepting the adopted annual financial statements and, in the case of a parent company, also the consolidated financial statements approved by the Supervisory Board and the Group management report. Pursuant to section 175 para. 2, 176 para 1 sentence 1 AktG, the Management Board must make available to the Annual General Meeting, amongst others, the annual financial statements, the report of the Supervisory Board and, in the case of a parent company, also the consolidated financial statements, the Group management report and the report of the Supervisory Board.

All of the above documents will be available for inspection by shareholders from the day of convocation and during the Annual General Meeting via the Company’s website at http://www.mynaric.com/hv.

2.	Resolution on the discharge of the members of the Management Board for the financial year 2022

The Management Board and the Supervisory Board propose that the members of the Management Board be discharged for the financial year 2022.

3.	Resolution on the discharge of the members of the Supervisory Board for the financial year 2022

The Management Board and the Supervisory Board propose that the members of the Supervisory Board be discharged for the financial year 2022.

4.	Resolution on the election of the auditor of the annual financial statements and the consolidated financial statements for the financial year 2023

The Supervisory Board proposes – in accordance with the proposal of its Audit Committee – that KPMG AG Wirtschaftsprüfungsgesellschaft, Klingelhöferstraße 18, 10785 Berlin, be elected as auditors of the annual financial statements and the consolidated financial statements for the financial year 2023.

5.	Elections to the Supervisory Board

Pursuant to section 9 para. 1 of the Articles of Association in conjunction with sections 95 sentence 2, 96 para. 1, 101 para. 1 AktG, the Supervisory Board of the Company is composed of five members elected by the general meeting.

The term of office of all current members of the Supervisory Board ends at the end of the Annual General Meeting 2023, which is hereby convened. A total of five Supervisory Board members are therefore to be newly elected.

Dr. Manfred Krischke, Dr. Hans Königsmann und Peter Müller-Brühl are available for re-election and shall be re-elected as a member of the Supervisory Board with effect from the end of the Annual General Meeting on August 7, 2023. Furthermore, Bulent Altan and Margaret Abernathy shall be newly elected to the Supervisory Board].

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The Supervisory Board proposes – as suggested by its Corporate Governance and Nominating Committee –, that

a.	Bulent Altan, space engineer and CEO at Earhart Consulting LLC, resident in Los Angeles, California, USA,

b.	Dr. Manfred Krischke, Management Board member of CloudEO AG, Munich, resident in Munich,

c.	Dr. Hans Königsmann, space engineer, resident in Los Angeles, California, USA]

d.	Peter Müller-Brühl, diploma business economist and managing director of GETEC Green Heating GmbH, Magdeburg, resident in Berlin,

e.	Margaret Abernathy, General Counsel at Phase Four, El Segundo, California, resident in Los Angeles, California, USA.

be elected as member of the Supervisory Board. The election shall in each case occur with effect from the end of the Annual General Meeting on August 7, 2023, which is hereby convened, and in each case until the end of the Annual General Meeting which resolves on the discharge of the respective member of the Supervisory Board for the fourth year following the beginning of the term of office, not counting the financial year in which the term of office begins (i.e. presumably until the end of the Annual General Meeting 2028).

It is intended to elect the members of the Supervisory Board by way of individual election.

With regard to Bulent Altan, the following shall be noted:

Bulent Altan will resign from the Management Board of Mynaric AG at the end of the Annual General Meeting 2023 on August 7, 2023. Pursuant to section 100 para. 2 sentence 1 no. 4, first half-sentence AktG, a two-year waiting period, the so-called cooling-off period, must generally be observed for the transfer of a member of the Management Board to the Supervisory Board of the same listed company. Pursuant to section 100 para. 2 sentence 1 no. 4, second half-sentence AktG, such cooling-off period is not required if the election is proposed by shareholders holding more than 25% of the voting rights in the company. This is the case here. The election of Bulent Altan is supported by shareholders of the Company holding more than 25% of the voting rights in the Company. Corresponding letters were received by the Supervisory Board prior to the adoption of the present resolution proposal. The Supervisory Board supports the proposal of the shareholders concerned.

* * *

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The proposed candidates hold the following memberships in other statutory supervisory boards and in comparable domestic and foreign supervisory bodies of business enterprises:

a.	Bulent Altan:

Memberships in other statutory supervisory boards: None.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: Chairman of the advisory board of Isar Aerospace Technologies GmbH, Munich, member of the advisory board of Reflex Aerospace GmbH, Munich.

b.	Dr. Manfred Krischke:

Memberships in other statutory supervisory boards: Member of the supervisory board of Skyroads AG, Munich.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: Director, Cloudeo International Holding Inc., Wilmington, Delaware, USA.

c.	Dr. Hans Königsmann:

Memberships in other statutory supervisory boards: Member of the Supervisory Board of OHB SE, Bremen.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: None.

d.	Peter Müller-Brühl:

Memberships in other statutory supervisory boards: Chairman of the Supervisory Board of CloudEO AG, Munich; chairman of the Supervisory Board of xPay Holding AG, Munich.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: None.

e.	Margaret Abernathy:

Memberships in other statutory supervisory boards: None.

Memberships in comparable domestic and foreign supervisory bodies of business enterprises: None.

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Detailed curricula vitae of the proposed candidates are available online at http://www.mynaric.com/hv.

In accordance with the German Corporate Governance Code, the proposed candidates will ensure that they have sufficient time to perform their duties.

With the exception of Bulent Altan with respect to his position in the Compan’s Management Board during the two years prior to his proposed election to the Supervisory Board, in the opinion of the Supervisory Board, the proposed candidates have no personal or business relationship with Mynaric AG or its group companies or the corporate bodies of Mynaric AG that must be disclosed in accordance with the German Corporate Governance Code, and there is no personal or business relationship with a shareholder with a material interest in Mynaric AG within the meaning of the German Corporate Governance Code that is required to be disclosed.

The persons proposed are familiar with the sector in which the Company operates. The aforementioned election proposals take into account the specific objectives resolved by the Supervisory Board for its composition and at the same time strive to fulfill the competence profile and diversity concept developed by the Supervisory Board for the entire body. The objectives for the composition, the competence profile and the diversity concept for the Supervisory Board, including the status of their respective implementation, are published in the corporate governance statement pursuant to sections 289f, 315d of the German Commercial Code (HGB) (including the corporate governance report) of the Company for the financial year 2022 as part of the annual report.

6.	Resolution on the approval of the remuneration report

The Management Board and the Supervisory Board submit to the Annual General Meeting the remuneration report for the financial year 2022, which can be found under Fehler! Verweisquelle konnte nicht gefunden werden. and which has been prepared in accordance with section 162 AktG and has been audited by the company’s auditor, and propose that the remuneration report for the financial year 2022 be approved.

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7.	Resolution on amendments to the Articles of Association in section 16 (Place, Convening and Participation) to authorize the Management Board to provide for a postal vote and online participation

Pursuant to section 118 para. 1 sentence 2 AktG, the Articles of Association may provide or authorize the Management Board to provide that shareholders may participate in the general meeting without being present at its location and without a representative and may exercise all or some of their rights in full or in part by means of electronic communication. Pursuant to section 118 para. 2 sentence 1 AktG, the Articles of Association may further provide or authorize the Management Board to provide that shareholders may cast their votes in writing or by means of electronic communication even without attending the meeting (postal vote). This possibility shall be made use of.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

Section 16 of the Articles of Association shall be amended by the following paragraphs 8 and 9:

“(8)

The Management Board is authorized to provide that shareholders may also participate in the general meeting without being present at its location and without a representative and exercise all or some of their rights in whole or in part by means of electronic communication (online participation). The Management Board may regulate the scope and procedure of online participation in detail.”

“(9)

The Management Board is authorized to provide that shareholders may also cast their votes without attending the meeting, in writing or by way of electronic communication (postal vote). The Management Board may regulate the scope and procedure of the postal vote in detail.”

8.

Resolution on a further amendment to section 16 of the Articles of Association (Place, Convening and Participation) to authorize the Management Board to provide for the holding of a virtual general meeting

Pursuant to section 118a para. 1 sentence 1 AktG, the Articles of Association may provide or authorize the Management Board to provide that the general meeting be held as virtual general meeting, i.e., without the physical presence of the shareholders or their proxies at the location of the general meeting. Such authorization of the Management Board shall be granted. For future general meetings, a separate decision shall be taken in each case, taking into account the circumstances of the individual case, as to whether to make use of the authorization and hold a general meeting as a virtual general meeting. The Management Board will always make its decision by taking into account the interests of the Company and its shareholders.

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The Management Board and the Supervisory Board propose that the following resolution be adopted:

Section 16 of the Articles of Association shall be amended by the following paragraph 10:

"(10)

The Management Board is authorized to provide for the general meeting to be held without the physical presence of the shareholders or their proxies at the location of the general meeting (virtual general meeting). The authorization shall apply to the holding of virtual general meetings during a period of five years after the registration of this provision of the Articles of Association with the commercial register of the Company."

9.	Resolution on a further amendment to Article 16 of the Articles of Association (Place, Convening and Participation) on the participation of the Supervisory Board in the general meeting

In principle, the members of the Supervisory Board shall attend the general meeting in person. However, pursuant to section 118 para. 3 sentence 2 AktG, the Articles of Association may provide for certain cases in which the participation of members of the Supervisory Board may be effected by means of video and audio transmission. This possibility shall be made use of to enable the participation in situations where physical presence at the location of the general meeting would not be possible or would only be possible at considerable expense.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

Section 16 of the Articles of Association shall be amended by the following paragraph 11:

“(11)

Members of the Supervisory Board shall be permitted to participate in the general meeting by means of video and audio transmission in cases where, due to legal restrictions, their residence abroad, or due to an unreasonable travel time, their physical presence at the location of the general meeting would not be possible or would be possible only at considerable expense, or if the general meeting is held as a virtual general meeting without the physical presence of the shareholders or their proxies at the location of the general meeting.”

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10.

Resolution on the cancellation of the existing authorized capital (Authorized Capital 2022/I), the creation of a new authorized capital with the possibility to exclude subscription rights (Authorized Capital 2023/I) and a corresponding amendment to section 4 of the Articles of Association (Share Capital)

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)

The authorized capital set out in section 4 para. 3 of the Articles of Association (Authorized Capital 2022/I), insofar as it has not been utilized, shall be cancelled with effect from the date on which the following new version of section 4 para. 3 of the Articles of Association is registered with the commercial register of the Company.

b)

A new authorized capital (Authorized Capital 2023/I) shall be created with the authorization to exclude subscription rights. Section 4 para. 3 of the Articles of Association shall be amended accordingly and reworded as follows:

“(3)

The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital by up to EUR 2,493,446.00 on one or more occasions until and including August 6, 2028, by issuing up to 2,493,446 new no-par value registered shares in return for cash contributions and/or contributions in kind (Authorized Capital 2023/I).

The shareholders shall be granted subscription rights. The new shares may also be subscribed by a credit institution to be determined by the Management Board or by an enterprise operating pursuant to section 53 para. 1 sentence 1 KWG or section 53b para. 1 sentence 1 or para. 7 KWG (financial institution) or by a syndicate of such credit or financial institutions with the obligation to offer them for subscription to the shareholders of the Company. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the shareholders’ subscription rights on one or more occasions,

(i)	to the extent necessary to exclude any fractional amounts from the subscription right,

(ii)

in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, businesses, parts of businesses, equity interests or other assets or claims to the acquisition of assets, including claims against the Company or its Group companies,

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(iii)

if a capital increase against cash contributions does not exceed 10% of the share capital either at the time this authorization becomes effective or – if this amount is lower – at the time this authorization is exercised, and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 3 sentence 4 AktG); when exercising this authorization with exclusion of subscription rights pursuant to section 186 para. 3 sentence 4 AktG, the exclusion of subscription rights on the basis of other authorizations in direct or corresponding application of section 186 para. 3 sentence 4 AktG shall be taken into account; the stock exchange price shall also be deemed to be the price of an American Depositary Share (“ADS”) listed on the New York Stock Exchange or on the NASDAQ stock exchange multiplied by the number of ADSs representing one share; if the Company’s share is listed on the Xetra system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and, at the same time, ADSs of the Company are listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, the Company shall choose which of these stock exchange prices shall be decisive.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issue; this also includes the determination of the dividend entitlement of the new shares, which, in deviation of section 60 para. 2 AktG, may also be determined for a financial year which has already expired, if, at the time of the issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted. The Supervisory Board is authorized to amend section 4 of the Articles of Association after the full or partial implementation of the increase of the share capital in accordance with the respective utilization of the authorized capital and after expiry of the authorization period.”

c)

The Management Board and the Chairman of the Supervisory Board are authorized to apply for the registration of the Authorized Capital 2023/I and the corresponding amendment to the Articles of Association in the commercial register independently of the other resolutions of the Annual General Meeting.

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11.

Resolution on the creation of a new authorized capital with the exclusion of subscription rights (Authorized Capital 2023/II) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association

The Management Board intends, with the approval of the Supervisory Board, to implement an additional Restricted Stock Unit Program as a long-term share-based remuneration element for selected employees of the Company and its affiliates (the “Participants”) (the “RSUP”). The RSUP shall be substantially similar to the Restricted Stock Unit Program already in place at the Company.

An attractive and competitive remuneration program is an essential component in attracting and retaining highly qualified employees over the long term. Under the RSUP, the Company shall be able to grant Participants so-called “restricted stock units” (“RSUs”) which, under certain conditions, grant the Participants a right to a cash payment, a transfer of shares in the Company or a combination of cash payment and shares in the Company, with the total amount of the Participant’s entitlement depending on the development of the Company’s share price. The Company has the possibility, at its sole discretion, to decide whether to settle the Participant’s claim by cash payment, by shares of the Company or by a combination of cash payment and shares of the Company. In order to enable the Company in this context to issue new shares and to fulfill the Participants’ payment claims when they fall due, new authorized capital (Authorized Capital 2023/II) is to be created. The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

a)	Creation of an Authorized Capital 2023/II with exclusion of subscription rights

The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company in the period until and including August 6, 2028, by up to EUR 172,716.00 on one or more occasions by issuing up to 172,716 new no-par value registered shares against cash and/or non-cash contributions (Authorized Capital 2023/II).

Shareholders’ subscription rights are excluded. The Authorized Capital 2023/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliates in accordance with the RSUP in return for the contribution of the respective payment claim arising under the RSUs.

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The issue amount of the new shares may be provided by contributions in cash and/or in kind, in particular also by the contribution of claims against the Company under the RSUP. The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and its implementation; this also includes the determination of the dividend entitlement of the new shares, which, in deviation of section 60 para. 2 AktG, may also be determined for a financial year which has already expired if, at the time of the issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted.

The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issue. The Management Board is further authorized to issue the RSUs. The Supervisory Board is authorized to amend section 4 of the Articles of Association after full or partial implementation of the capital increase in accordance with the respective utilization of the authorized capital and after expiry of the authorization period.

b)	Amendment of the Articles of Association

The following new paragraph 13 shall be added to section 4 of the Articles of Association:

“(13)

The Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company in the period until and including August 6, 2028, by up to EUR 172,716.00 on one or more occasions by issuing up to 172,716 new no-par value registered shares against cash and/or non-cash contributions (Authorized Capital 2023/II).

Shareholders’ subscription rights are excluded. The Authorized Capital 2023/II serves to deliver shares of the Company to service restricted stock units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) to selected employees of the Company and its affiliated companies in accordance with the RSUP in return for the contribution of the respective payment claims arising under the RSUs. The issue price of the new shares may be paid in cash and/or in kind, in particular also by contributing claims against the Company under the RSUP. The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the capital increase and its implementation; this also includes the determination of the dividend entitlement of the new shares, which, in deviation of section 60 para. 2 AktG, may also be determined for a financial year that has already expired if, at the time of the issue of the new shares, a resolution by the general meeting on the appropriation of profits for this financial year has not yet been adopted.

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The Management Board is authorized, with the consent of the Supervisory Board, to determine the further details of the capital increase and the terms and conditions of the share issue. This authorization also already covers the issue of RSUs. The Supervisory Board is authorized to amend section 4 of the Articles of Association after full or partial implementation of the capital increase in accordance with the respective utilization of the authorized capital and after expiry of the authorization period.”

c)

The Management Board and the Chairman of the Supervisory Board are authorized to apply for the registration of the Authorized Capital 2023/II and the corresponding amendment to the Articles of Association in the commercial register independently of the other resolutions of the Annual General Meeting.

12.	Resolution on the decrease of the Conditional Capital 2019 as well as a corresponding amendment to section 4 of the Articles of Association (Share Capital)

The Company has the Conditional Capital 2019. The Conditional Capital 2019 is provided for in section 4 para. 5 of the Articles of Association. Currently, the Conditional Capital 2019 exists in the amount of EUR 270,000.00. The Conditional Capital 2019 is no longer required in the amount of EUR 96,750.00 and can thus be reduced to EUR 173,250.00 (the maximum amount required for the fulfillment of the issued subscription rights). The background is that holders of subscription rights under the Conditional Capital 2019 have waived their subscription rights (stock options) with the consent of the Company. Further, subscription rights have forfeited as a consequence of beneficiaries leaving the Company.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

a)	Decrease of the Conditional Capital 2019

The Conditional Capital 2019 as set out in section 4 para. 5 of the Articles of Association of the Company is decreased from EUR 270,000.00 to EUR 173,250.00.

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b)	Sentence 1 of para. 5 of section 4 of the Articles of Association will be amended as follows:

“The share capital of the Company is conditionally increased by up to EUR 173,250.00 through the issuance of up to 173,250 new registered no-par value shares (Conditional Capital 2019).”

In all other aspects section 4 para. 5 of the Articles of Association of the Company remain unaffected.

c)

The Management Board and the Supervisory Board are authorized to apply for the registration with the commercial register of the decrease of the Conditional Capital 2019 and the corresponding amendment to the Articles of Association independent from all other resolutions of the Annual General Meeting.

13.

Resolution on a further authorization to grant subscription rights to members of the Management Board of the Company under a new stock option program and the creation of a new conditional capital (Conditional Capital 2023) as well as a corresponding amendment to section 4 of the Articles of Association (Share Capital)

In order to be able to continue to bind members of the Management Board of the Company to the Company by means of a variable remuneration component with a long-term incentive effect, under agenda item 13 the possibility is to issue subscription rights to shares in the Company to members of the Management Board of the Company under a stock option program (the “Stock Option Program”) shall be created.

The Management Board and the Supervisory Board propose that the following resolution be adopted:

a)	Authorization to issue stock options with subscription rights to shares in the Company

The Supervisory Board is authorized to grant subscription rights (stock options) for a total of up to 197.317 no-par value registered shares of the Company to members of the Management Board of the Company (“Beneficiaries”) on one or more occasions until and including August 6, 2028 (“Authorization Period”).

A stock option grants a subscription right to one share in the Company. Shareholders of the Company have no subscription rights. To the extent that stock options expire due to termination of employment with the Company or for other reasons during the Authorization Period, a corresponding number of stock options may be reissued to Beneficiaries. The subscription rights exercised may be fulfilled, at the Company’s discretion, either by utilizing the Conditional Capital 2023 proposed for resolution or by treasury shares of the Company. In addition, the Company also has the right to settle in cash. The granting of the stock options and the issue of the subscription shares shall take place in accordance with the following provisions:

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(i)	Beneficiary

The group of Beneficiaries includes the members of the Management Board of the Company.

(ii)	Issue periods (acquisition periods)

Stock options may be issued in tranches once a month within the Authorization Period in accordance with a stock option program to be launched once or repeatedly (each an “Issue Period”).

The relevant provisions shall be determined by the Supervisory Board of the Company (the “Terms & Conditions”). The “Issue Date” shall be the date on which the offer to grant stock options is received by the respective Beneficiary, irrespective of the date of acceptance of the offer. The offer may specify a later date as the Issue Date.

(iii)	Waiting period

Stock options may be exercised for the first time after expiry of the waiting period. The waiting period of a tranche of stock options begins in each case on the specified Issue Date and ends at the earliest at the end of the fourth anniversary after the Issue Date.

(iv)	Performance targets

Stock options may only be exercised if and to the extent that the performance targets as described below have been achieved:

The performance targets are linked to the absolute share price performance of the Company’s shares and to the achievement of an Environment Social Governance target (“ESG Target”) during the waiting period, whereby within the overall target achievement, the absolute share price performance is weighted with 80% and the ESG Target with 20%.

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Absolute share price performance

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (in each case a “Relevant Closing Price”) is determined at the end of each quarter. The performance target achievement is 100% if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the performance target for absolute share price performance is not achieved, the target achievement for this performance target is 0%. A target achievement of more than 100% is not possible.

ESG Target

The ESG Target is composed of a diversity target and an employee engagement target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric Group at the end of the waiting period is five percentage points higher than the percentage of women determined at the beginning of the waiting period. If the proportion of women at the beginning of the waiting period is at least 30% or if the proportion of women within the Mynaric group is at least 30% during the waiting period, the diversity target is achieved if the proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee engagement within the Mynaric Group at the end of the waiting period, as determined by an external service provider, is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If the employee engagement is at least 80% at the beginning of the waiting period or if employee engagement of 80% is achieved during the waiting period, the employee engagement target is achieved if the employee engagement is still at least 80% at the end of the waiting period.

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At the end of the waiting period, the Supervisory Board determines the target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted with 80% and the ESG target with 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

(v)	Exercisability of stock options

Stock options are only exercisable if the waiting period has expired and if the performance targets have been met. The stock options shall be settled in (treasury or new) shares of the Company, with each stock option entitling the Beneficiaries to subscribe for one share, or, at the Company’s discretion, as a cash payment in the amount of the closing price of the Company’s share on the last trading day prior to the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the exercise date on which this trading system was open for stock market trading.

(vi)	Exercise Periods and term

The stock options may be exercised by the Beneficiaries within five years of the date on which the waiting period has expired (“Exercise Period”). The Exercise Period may be extended appropriately by the Supervisory Board of the Company if, due to statutory or internal company regulations, an exercise is not possible at the end of the original Exercise Period. The term of the stock options ends upon expiry of the respective (possibly extended) Exercise Period. Stock options that have not been exercised by the end of the respective Exercise Period shall expire without compensation.

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(vii)	Exercise price

Upon exercise of the stock options, the exercise price is payable for each share to be subscribed. The exercise price per share shall correspond to the volume-weighted six-month average price of the Company’s share on the day before the issue date or the volume-weighted six-month average price to be converted into amounts per share on the day before the issue date of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system has been open for general stock exchange trading. The minimum exercise price shall be at least equal to the lowest issue price within the meaning of section 9 para. 1 AktG.

(viii)	Replacement rights of the Company

The Company may service exercised stock options by issuing new no-par value registered shares from the Conditional Capital 2023 to be created for this purpose in accordance with the following. The Company is also entitled to deliver treasury shares in whole or in part instead of new shares. Furthermore, the Company is entitled, in whole or in part, instead of delivering (new or treasury) shares, to make a cash payment for the value of the shares to be delivered upon exercise of shares less the exercise price. The amount of the cash payment per share to be delivered shall correspond to the closing price of the Company’s share on the last trading day prior to the exercise date in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the exercise date on which this trading system has been open for stock exchange trading. The decision as to which alternative shall be chosen by the Company in each individual case shall be made by the Supervisory Board of the Company.

(ix)	Personal right

The stock options are not legally transferable or pledgeable, but they are inheritable to the extent that they are vested. Likewise, a transfer for the fulfillment of legacies is permissible. The stock options may only be exercised by the respective Beneficiary himself or his heirs or legatees. If stock options can no longer be exercised in accordance with the above provision, they shall expire without replacement or compensation. The provision on the authorization to reissue expiring stock options to beneficiaries remains unaffected.

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The Terms & Conditions of the stock option program may provide for stock options to be forfeited in whole or in part without replacement or compensation if the employment relationship of beneficiaries ends. Stock options that have lapsed as a result may be reissued. Special arrangements may be made for death, retirement, occupational disability and other special cases of departure, as well as in the event of a change of control and to meet statutory requirements. The decision on special arrangements is the responsibility of the Supervisory Board.

(x)	Anti-dilution

The Terms & Conditions of the stock option program may contain customary anti-dilution clauses, on the basis of which the economic value of the stock options is essentially secured in accordance with the provision in section 216 para. 3 AktG, in particular by taking into account any stock split, capital increases from company funds with the issue of new shares or other measures with comparable effects when determining the number of shares to be issued per stock option.

(xi)	Profit share entitlement

The new no-par value registered shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of profits.

(xii)	Authorization to determine further details

The further details of the granting and fulfillment of stock options for the issuance of shares from the Conditional Capital 2023 as well as the further conditions of the stock option program shall be determined by the Supervisory Board of the Company.

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Further provisions include in particular the decision on the one-time or repeated issuance of tranches to utilize the authorization to grant stock options, as well as provisions on the implementation of the stock option program and the various tranches and the procedure for the allocation and exercise of stock options, the allocation of stock options to individual beneficiaries, the determination of the Issue Date within the respective issue period, and provisions on the exercisability or expiry in special cases, in particular in the event of the departure of beneficiaries from his position as a member of the Management Board, in the event of death or in the event of a change of control, the conclusion of an intercompany agreement or a delisting, for compliance with a maximum compensation for members of the Management Board, for adjustment in the event of extraordinary developments and for the retention or reclaiming of stock options, and for compliance with statutory requirements.

(xiii)	Conditional Capital 2023

The share capital of the Company is conditionally increased by up to EUR 197,317.00 by issuing up to 197,317 new no-par value registered shares (Conditional Capital 2023). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on August 7, 2023. The shares will be issued at the issue price specified in the above authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or a cash settlement to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution of the general meeting on the appropriation of profits has yet been adopted. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation.

b)	Amendment of the Articles of Association

The following new paragraph 14 shall be added to section 4 of the Articles of Association:

“(14) The share capital of the Company is conditionally increased by up to EUR 197,317.00 by issuing up to 197,317 new no-par value registered shares (Conditional Capital 2023). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on August 7, 2023. The shares will be issued at the issue price specified in the authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or cash to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of profits. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is also authorized to amend the wording of the Articles of Association in each case to reflect the issue of subscription shares.”

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c)

In case the decrease of the Conditional Capital 2019 and the corresponding amendment of the Articles of Association is approved by the Annual General Meeting on August 7, 2023, with the required majority in the form as proposed for resolution, the Management and the chairman of the Supervisory Board are instructed to apply for the registration with the commercial register of the Conditional Capital 2023 and the corresponding amendment to the Articles of Association in such a manner that the registration occurs only after the registration of the decrease of the Conditional Capital 2019 and the corresponding amendment to the articles of association in the form as proposed for resolution under agenda item 12 of the Annual General Meeting on August 7, 2023.

d)

In case the decrease of the Conditional Capital 2019 and the corresponding amendment to the Articles of Association are not approved by the Annual General Meeting on August 7, 2023, with the required majority in the form as proposed for resolution, the resolutions proposed under lit. a) and b) shall be adopted as follows:

(i)	Lit. a) regarding the authorization to issue stock options with subscription rights to shares of the Company:

-	The sentence “The Supervisory Board is authorized to grant subscription rights (stock options) for a total of up to 197.317 no-par value registered shares of the Company to members of the Management Board of the Company (“Beneficiaries”) on one or more occasions until and including August 6, 2028 (“Authorization Period”).” is replaced by the sentence “The Supervisory Board is authorized to grant subscription rights (stock options) for a total of up to 100,567 no-par value registered shares of the Company to members of the Management Board of the Company (“Beneficiaries”) on one or more occasions until and including August 6, 2028 (“Authorization Period”).”

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-	Under (xiii) Conditional Capital 2023, the sentence “The share capital of the Company is conditionally increased by up to EUR 197,317.00 by issuing up to 197,317 new no-par value registered shares (Conditional Capital 2023). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on August 7, 2023.” is replaced by the sentence “The share capital of the Company is conditionally increased by up to EUR 100,567.00 by issuing up to 100,567 new no-par value registered shares (Conditional Capital 2023). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on August 7, 2023.”

-	In all other aspects the authorization under lit. a) remains unaffected.

(i)	Lit. b) regarding the amendment of the articles of association:

The following new paragraph 14 shall be added to section 4 of the Articles of Association:

“(14) The share capital of the Company is conditionally increased by up to EUR 100,567.00 by issuing up to 100,567 new no-par value registered shares (Conditional Capital 2023). The conditional capital increase serves exclusively to grant subscription rights to shares (stock options) to members of the Management Board of the Company granted on the basis of the authorization of the Annual General Meeting on August 7, 2023. The shares will be issued at the issue price specified in the authorization. The conditional capital increase will only be implemented to the extent that subscription rights are exercised and the Company does not grant treasury shares or cash to fulfill the subscription rights. The new shares shall carry dividend rights from the beginning of the financial year for which, at the time the subscription right is exercised, no resolution has yet been passed by the general meeting on the appropriation of profits. The Supervisory Board of the Company is authorized to determine the further details of the conditional capital increase and its implementation. The Supervisory Board is also authorized to amend the wording of the Articles of Association in each case to reflect the issue of subscription shares.”

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II. Remuneration report for the financial year 2022

The following remuneration report clearly and comprehensibly presents and explains the remuneration awarded and due to the current and former members of the Management Board and Supervisory Board of Mynaric AG (hereinafter also the “Company ”) in the financial year 2022.

Beyond the requirements of section 162 para. 3 sentence 1 and sentence 2 of the German Stock Corporation Act (Aktiengesetz, “AktG”), the Management Board and Supervisory Board have decided to have the remuneration report audited not only formally but also materially by the appointed auditor.

1. Overview on the financial year 2022

1.1. Economic environment in the financial year 2022

Mynaric achieved important milestones in 2022, including winning multiple significant orders for CONDOR Mk3 optical communications terminals in the government market, as well as being selected by the European Space Agency (ESA) and the U.S. Defense Advanced Research Projects Agency (DARPA) for trailblazing technology development programs and shipping HAWK terminals for a novel application of a U.S.-based energy customer. In addition to these operational milestones, Mynaric secured a strategic investment by L3Harris.

In February, Mynaric announced that is has been awarded a contract by the European Space Agency (ESA) to analyze, design, build and test on a laboratory model an end-to-end optical communication system that can achieve data transmission speeds of 1 Terabit per second (Tbps). The project, named Pegasus, is allocated within ESA’s ScyLight program which supports the research, development, and evolution of optical communication technologies, and provides flight opportunities for in-orbit verification.

In March, Mynaric was selected by Northrop Grumman to deliver CONDOR Mk3 optical communication terminals within the framework of a milestone U.S. government program. Northrop Grumman was selected by the Space Development Agency (SDA) to provide 42 satellites for the Tranche 1 Transport Layer program that will serve critical needs of the U.S. Proliferated Warfighter Space Architecture (PWSA), that was formerly named the National Defense Space Architecture (NDSA). The agreement has an initial value of $36 million and provides for performance-based payment milestones throughout 2022, 2023 and 2024 and product deliveries mostly in 2023 and 2024. Any milestone payments under the SDA order will count towards the $35 million revenue opportunity under Mynaric’s strategic agreement with Northrop Grumman announced in November 2021, subject to such milestone payments actually being made. The agreement marks the largest order for optical communications terminals placed with Mynaric specifically and announced in the government market generally to date confirming the trajectory of the industry to procure and deploy industrialized laser communications systems at rapidly increasing scale.

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In July, Mynaric and L3Harris signed agreements related to an €11.2 million investment in Mynaric by L3Harris and to future collaboration. Upon the execution of this investment, L3Harris owns approximately 7.2% of Mynaric ordinary shares. Under the framework of this investment, Mynaric will serve as preferred provider of laser communication solutions to L3Harris and L3Harris will be granted certain collaboration privileges. With the strategic framework, the companies seek to build on their existing collaboration in the airborne domain and widen the scope to cover all domains to include space, maritime and ground along with airborne.

In August, Mynaric announced that it was selected as a key development partner to create a benchtop model of a next-generation optical communications terminal as part of Phase 1 of the Space-based adaptive communications node (Space-BACN) program of the Defense Advanced Research Projects Agency (DARPA). DARPA’s Space-BACN program envisions a low-cost, scalable optical communications terminal that could be reconfigured to work with various optical intersatellite link standards allowing seamless communication among government and private-sector proprietary satellites. The announcement follows the selection of Mynaric to participate in the Space-BACN program’s Phase 0 at the end of 2021 and represents Mynaric’s continued success with U.S. government customers that are a driving force for the deployment of space-based, optical communication capabilities.

In October, Mynaric announced that it will provide Northrop Grumman with 42 CONDOR Mk3 optical communications terminals for satellites as part of the Space Development Agency’s (SDA) Tranche 1 Tracking Layer program with product deliveries expected mostly in 2024. The Tranche 1 Tracking Layer will detect, identify, and track hypersonic weapons and other advanced missiles from their earliest stages of launch through interception. Once fully deployed in 2025, the Tranche 1 Tracking Layer satellites will operate in up to four low-Earth orbital planes, interconnected with Tranche 1 Transport Layer satellites.

In November, Mynaric announced the delivery of a set of multiple HAWK optical communications terminals for an initial test campaign to a new commercial U.S.-based energy customer. The terminals are intended to be utilized in disaster recovery missions where satellite or terrestrial communications infrastructure has been compromised.

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1.2. Changes in the composition of the Management Board and the Supervisory Board

In the financial year 2022, the following changes occurred in the composition of the Management Board:

The appointment of Management Board member and chairman of the Management Board Bulent Altan was extended until the end of March 31, 2025. In addition, the members of the Management Board Stefan Berndt-von Bülow and Joachim Horwath were reappointed as members of the Management Board for a period of three years with effect from July 1, 2022, with simultaneous termination of their current appointments. Furthermore, Mustafa Veziroglu was appointed as a member of the Management Board for a period of three years with effect from August 15, 2022.

The following changes occurred in the composition of the Supervisory Board in the financial year 2022:

At the end of the Annual General Meeting 2022, the term of office of Supervisory Board members Vincent Wobbe and Hans Königsmann, who were appointed by court order to replace the Supervisory Board members Thomas Hanke and Gerd Gruppe who left the Supervisory Board in the financial year 2021, ended. The Annual General Meeting 2022 appointed Vincent Wobbe and Hans Königsmann as members of the Supervisory Board for the remaining term of office of Thomas Hanke and Gerd Gruppe, i.e., until the end of the Annual General Meeting 2023.

1.3. Resolution on the remuneration report for the financial year 2021

For the financial year 2021, a remuneration report was prepared for the first time in accordance with section 162 AktG and its content was also audited by the auditor beyond the requirements of section 162 para. 3 sentence 1 AktG. The remuneration report for the financial year 2021 was approved by the Annual General Meeting 2022 with a majority of 93.22%. In view of the high level of approval for the remuneration report for the financial year 2021, there was no reason to change the reporting.

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2. Remuneration of the members of the Management Board of Mynaric AG

2.1. Overview of the remuneration system

The current remuneration system for the members of the Management Board of Mynaric AG (the “Remuneration System 2022”) was approved by the Annual General Meeting 2022 with a majority of 67.83%.

The remuneration of the members of the Management Board comprises fixed, non-performance-related and variable, performance-related remuneration components. The fixed remuneration comprises a fixed base salary and fringe benefits, the amount of which may vary depending on the occasion and the Management Board member. The variable remuneration consists of a short-term variable remuneration component, the annual bonus, and a long-term variable remuneration component in the form of a stock option plan and a virtual stock program, so-called stock appreciation rights. However, the Supervisory Board has not made use of the option to issue stock appreciation rights to date.

In addition, payments may be granted in exceptional cases in connection with the first-time appointment of a member of the Management Board. In addition, the Remuneration System 2022 provides for the possibility of the Supervisory Board to grant members of the Management Board a bonus of 1% of the investment amount, up to a maximum of €1 million per investment (cap), in the event of an investment in the Company by a strategic investor.

The amount of remuneration paid to the members of the Management Board depends to a large extent on the area of responsibility of the Management Board member, the individual performance and the performance of the Management Board as a whole. In the opinion of the Supervisory Board, it takes into account the economic and financial success of Mynaric AG, is intended to provide an incentive for long-term and sustainable corporate governance and links the interests of the Management Board members with those of the Company’s shareholders.

In the financial year 2022, the Remuneration System 2022 only applied to the newly concluded service agreement of Management Board member Mustafa Veziroglu. The Remuneration System 2022 does not apply to the service agreement of Bulent Altan, which was extended in the financial year 2022, or to the newly concluded service agreements of Stefan Berndt-von Bülow and Joachim Horwath. However, the Company has already implemented the main principles of the Remuneration System 2022 in the service agreements of Bulent Altan, Stefan Berndt-von Bülow and Joachim Horwath and, in particular, has also set a maximum remuneration for Stefan Berndt-von Bülow and Joachim Horwath that corresponds to the maximum remuneration as defined in the Remuneration System 2022.

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Insofar as the Remuneration System 2022 applied in the financial year 2022, there were no deviations from it within the meaning of section 162 para. 1 sentence 5 AktG.

Fixed remuneration	Base salary	Fixed annual base salary
	Fringe benefits	E.g., subsidies for health and long-term care insurance, relocation costs, double householding
	Further payments	In exceptional cases, payments in connection with appointment as a member of the Management Board
Performance- related (variable) remuneration	Short-term variable remuneration (STI)	Annual bonus	Structure	Annual bonus depending on the achievement of one financial, one operational and one ESG target
Performance criteria

•      Determination of the financial and operational target from the following list of targets for each financial year:

o      Financial target: cash in by customer, sales, gross margin, EBITDA or EBIT

o      Operational target: Terminals produced, terminals delivered to customers, order intake, size, weight and power score

•      Consideration of the achievement of an ESG target linked to the residue-free combustion of the terminals produced by the company, in the form of a modifier between 0.9 and 1

			Maximum limit	200 % of the target amount
		Investment bonus	Structure	Bonus in the event of an investment by a strategic investor

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			Performance criteria	Participation of a strategic investor in the equity of the Company or through subscription to new shares in the Company as part of a capital increase
			Maximum limit	Up to 1% of the investment amount, but not more than €1 million.
Performance-related (variable) remuneration	Long-term variable remuneration (LTI)	Stock option program	Structure	Issue of stock options, the final exercisable number of which is linked to the Company's share price performance and an ESG target
Performance criteria

•         Absolute share price performance of Mynaric AG (weighted with 80% within the overall target achievement)

•        ESG target consisting of a diversity target and an employee engagement target (weighted with 20% within the overall target achievement).

			Maximum limit	A maximum of 100% of the originally granted number of stock options will actually become exercisable

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		Stock Appreciation Rights	Structure	Share-based remuneration program consisting of stock appreciation rights with a four-year waiting period, which are generally settled in cash
Performance criteria

•     Absolute share price performance of Mynaric AG (weighted with 80% within the overall target achievement)

•     ESG target consisting of a diversity target and an employee engagement target (weighted with 20% within the overall target achievement).

			Maximum limit	200% of the initial grant volume if settled in cash
Further provisions	Maximum remuneration	€6 million for the chairman of the Management Board / €4 million for each ordinary member of the Management Board
Malus / Clawback

Right of the Supervisory Board to withhold or reclaim variable remuneration components, in particular in the event of violations by a member of the Management Board of statutory obligations or internal codes of conduct

	Severance Cap	Severance payments shall not exceed the value of two years’ remuneration and shall not remunerate more than the remaining term of the contract
	Change of control	Right of Management Board members to cancel stock options or stock appreciation rights in the event of a change of control against payment of a severance payment

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The Supervisory Board, with the support of its Compensation Committee and with the assistance of an external remuneration expert, regularly reviews the appropriateness and market conformity of the remuneration of the members of the Management Board. For this purpose, the Supervisory Board reviews a peer group of industry-specific European and U.S. as well as German listed tech companies, consisting of German, U.S. and European tech companies of comparable size. Furthermore, the Supervisory Board also considers the remuneration structure of the first two management levels within the Mynaric Group as well as the average remuneration of the total workforce of the Mynaric Group over time.

2.2. Non-performance-related remuneration components

a) Annual base salary

The members of the Management Board receive a fixed annual base salary, which is generally paid in equal installments. For the financial year 2022, the annual base salary for the individual members of the Management Board was as follows:

Management Board member	2022 in k€	2021 in k€
Bulent Altan	430	248
Stefan Berndt-von Bülow	263	200
Joachim Horwath[1]	263	174
Mustafa Veziroglu[2]	129	./.
Total	1,085	622

The annual base salary of the Chief Executive Officer Bulent Altan also includes the fixed remuneration he receives for his activities as Chief Executive Officer (CEO) of the 100% subsidiary of the Company Mynaric USA Inc. in the amount of € 2803 thousand (for the financial year 2021: € 1234 thousand). The other members of the Management Board received no remuneration for activities in subsidiaries of Mynaric AG.

1 Member of the Management Board since February 17, 2021.

2 Member of the Management Board since August 15, 2022.

3 k$ 294 at an average exchange rate 2022 $/€: 0.95441.

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b) Fringe benefits and further payments

In addition to their annual base salary, the members of the Management Board receive fringe benefits, which may mainly consist of contributions to a private pension plan, subsidies for health and long-term care insurance, rent subsidies and other benefits in kind.

On the occasion of his appointment as a member of the Management Board, Mustafa Veziroglu was also granted a payment of € 80 thousand for his relocation and the move of his family from the USA to Germany.

In addition, the chairman of the Management Board, Bulent Altan, was granted an extraordinary payment in the amount of € 51,8185 on the occasion of the extension of his appointment as a member of the Management Board. The members of the Management Board Stefan Berndt-von Bülow and Joachim Horwath were each granted an extraordinary payment in the amount of € 62,500 on the occasion of the extension of their appointment as members of the Management Board.

2.3. Performance-related remuneration components

a) Annual bonus (Short Term Incentive, STI)

The members of the Management Board receive a short-term variable remuneration in the form of an annual bonus designed to reward the operational implementation of the corporate strategy in the respective financial year.

The amount of the annual bonus is generally based on the achievement of specific performance targets set by the Supervisory Board. For this purpose, the Supervisory Board has set a target amount that determines the amount of the bonus in the event of 100% target achievement and that corresponds to 50% of the annual (gross) base salary of each Management Board member, in the case of Bulent Altan 50% of the total annual (gross) base salary paid by both Mynaric AG and Mynaric USA Inc.

4 k$ 145 at an average 2021 $/€ exchange rate: 0.848188.

5Composition: € 8,125 paid out by Mynaric AG; € 43,693 paid out by Mynaric USA ($ 45,780 at an average exchange rate 2022 $/€: 0.95441)

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At the beginning of the following financial year, the Supervisory Board assesses the degree of achievement of the defined performance targets and determines the amount of the annual bonus based on the defined weighting for each performance target, with the payout amount capped at 200% of the target amount (i.e. 50% of the annual (gross) base salary of each Management Board member and, in the case of Bulent Altan, 50% of the total annual (gross) base salary of both Mynaric AG and Mynaric USA Inc.

As the annual bonus 2021 was not paid to the members of the Management Board until June 2022, the annual bonus 2021 is attributed to the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2022 and is therefore disclosed in this remuneration report. The amount of the annual bonus for the 2022 financial year will be determined and paid in the financial year 2023 and is therefore attributable to the remuneration awarded and due in the financial year 2023 within the meaning of section 162 para. 1 sentence 1 AktG. The annual bonus 2022 shall therefore be disclosed in the remuneration report for the financial year 2023.

Performance targets for the annual bonus 2021

For the annual bonus 2021, the Supervisory Board has set two performance targets, an operational target (the “Operational Target”) and a financial target (the “Financial Target”), with both the Operational Target and the Financial Target each being weighted at 50% within the overall target achievement. In addition, the Supervisory Board has the possibility of honoring the Management Board members’ performance that is not appropriately reflected in the annual bonus by adjusting the target achievement of the annual bonus by up to 30% (so-called “Discretionary Target”).

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Operational Target

The target achievement for the Operational Target is determined as follows:

The Supervisory Board has based the Operational Target on the number of terminals delivered to customers in the financial year 2021. For this purpose, the Supervisory Board set a target value of 23 terminals delivered to customers for the Operational Target, which corresponds to a target achievement of 100%. Less than 15 terminals delivered to customers correspond to a target achievement of 0% and 40 terminals delivered to customers corresponds to a target achievement of 300%. It is not possible to increase the target achievement beyond 300% (cap). Between the percentage points, the target achievement increases as follows:

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Financial Target

The target achievement for the Financial Target is determined as follows:

The Supervisory Board has based the Financial Target on the amount of payments received from customers in the financial year 2021. For this purpose, the Supervisory Board has set a target value of € 10.0 million for the Financial Target, which corresponds to a target achievement of 100%. Payments in the amount of less than € 7.0 million correspond to a target achievement of 0% and payments in the amount of € 20.0 million correspond to a target achievement of 300%. An increase in target achievement beyond 300% is not possible (cap). Between the percentage points, the target achievement increases as follows:

Target achievement for the annual bonus 2021

The achievement of the Operational Target and the Financial Target was determined as follows:

In the financial year 2021, only one terminal was delivered to customers, resulting in an achievement of the Operational Target of 0%. Payments from customer contracts amounted to €3.9 million in the financial year 2021, resulting in an achievement of the Financial Target of also 0%. Based on the achievement of the Operational Target and the Financial Target, the overall target achievement of the annual bonus in 2021 was 0%.

Discretionary Target

The Supervisory Board of the Company has the right to adjust the target achievement of the annual bonus by up to 30% at its discretion depending on the achievement of Company targets not included in the Operational Target or the Financial Target. In exceptional cases, this gives the Supervisory Board the opportunity to reward extraordinary performance of the Management Board members that is not appropriately reflected in the target achievement for the annual bonus.

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In the financial year 2021, Mynaric AG successfully completed its IPO on the NASDAQ Global Select Market in the U.S., in the course of which the Company placed approximately four million so-called American Depositary Shares (ADS). However, as the thresholds set by the Supervisory Board for the gross issue proceeds to be generated were not reached, the IPO special bonus originally intended for the members of the Management Board was not paid out. However, the Supervisory Board is of the opinion that the outstanding commitment of the members of the Management Board in connection with the IPO, which was also reflected in particular in the acquisition of renowned investors, and the correspondingly high workload should be appropriately rewarded in the financial year. For this reason, the Supervisory Board determined the following payout amounts for the annual bonus 2021:

Management Board member	Target amount[6] in k€	Maximum payout amount in k€	Overall target achievement 2021 in %	Discretionary target achievement in k€	Payout amount in k€
Bulent Altan	124	248	0	40	40[7]
Stefan Berndt-von Bülow	100	200	0	30	30
Joachim Horwath	87	174	0	30	30

Mustafa Veziroglu was not a member of the Management Board of Mynaric AG in the financial year 2021 and therefore did not receive an annual bonus for financial year 2021.

The remuneration system approved by the Annual General Meeting 2022 no longer provides for the possibility of adjusting the target achievement for the annual bonus at the discretion of the Supervisory Board.

Bonus on the occasion of the investment of L3Harris in the financial year 2022

The members of the Management Board may also receive a bonus for investments by strategic investors in the Company exceeding 5% of the respective share capital of the Company. The bonus payment corresponds to an amount equal to 1% of the investment amount, up to a maximum of €1 million. However, in the event of new funds being raised by way of a capital increase, payment will only be made to the extent that the investor invests funds in excess of his existing shareholding in the Company (i.e., does not merely exercise existing subscription rights).

6 Based on 100% target achievement.

7 Paid out by Mynaric AG in the amount of k€ 19 and in the amount of k$ 22 by Mynaric USA at an average exchange rate 2022 $/€: 0.95441.

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In the financial year 2022, the members of the Management Board – with the exception of Mustafa Veziroglu, who was not yet a member of the Company’s Management Board at the relevant time – were granted a bonus on the occasion of the investment in the Company by the strategic investor L3Harris. In return for an investment of around €11.2 million, L3Harris subscribed for shares representing around 7.8% of the Company’s share capital of € 5,242,948.00 at the time. On this basis, the bonus paid to the members of the Management Board amounted to € 112 thousand (1% of the investment amount of around € 11.2 million).

b) Long-term variable remuneration (LTI)

The members of the Management Board also receive long-term variable remuneration in the form of participation in the Company’s stock option plan, which in the opinion of the Supervisory Board provides an incentive for the members of the Management Board to contribute to the long-term and sustainable development of the Company and links the interests of the Management Board members with those of the shareholders.

In the financial year 2022, a total of 108,000 stock options were granted to the current members of the Management Board under the Stock Option Plan 2022.

One stock option entitles the members of the Management Board, after the expiry of a four-year waiting period, to subscribe to one share of the Company against payment of an exercise price equal to the six-month volume-weighted average price of the Mynaric AG share prior to the grant date or of the right or certificate representing the Mynaric AG share in the trading system with the highest total trading volume in shares of the Company prior to the grant date. The Company has the discretion to settle the stock options also in cash.

The stock options can be exercised within a period of five years after expiry of the four-year waiting period. The final number of exercisable stock options depends on the achievement of two performance targets as follows:

The performance targets set for the Stock Option Plan 2022 are linked to the absolute share price performance of the Company (weighted at 80% within the overall target achievement) and an ESG target (weighted at 20% within the overall target achievement).

•	The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (in each case a “Relevant Closing Price”) is determined at the end of each quarter. The performance target is 100% achieved if at least one Relevant Closing Price is at least 50% above the exercise price. The absolute share price performance is weighted at 80% within the overall target achievement. If the absolute share price performance target is not achieved, the target achievement for this performance target is 0%. A target achievement of more than 100 % is not possible.

•	The ESG target is composed of a diversity target and an employee engagement target as follows:

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To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric Group at the end of the waiting period is five percentage points higher than the percentage of women determined at the beginning of the waiting period. If the proportion of women at the beginning of the waiting period is at least 30% or if the proportion of women within the Mynaric group achieves at least 30% during the waiting period, the diversity target is achieved if the proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

The employee engagement target is achieved if the employee engagement within the Mynaric Group at the end of the waiting period, as determined by an external service provider, is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If the employee engagement is at least 80% at the beginning of the waiting period or if an employee engagement of 80% is achieved during the waiting period, the employee engagement target is achieved if the employee engagement is still at least 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines the target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. Achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted with 80% and the ESG target with 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

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The following table shows the stock options granted to members of the Management Board under the Stock Option Plan 2022 and the main conditions for their exercise in accordance with section 162 para. 1 sentence 1 no. 3 AktG:

Management Board member	Grant date and start of the waiting period	End of the waiting period	Number of stock options granted	Exercise price in €	Fair value per stock option at the time of issue in €	Total in k€
Bulent Altan[8]	09/30/2022	09/30/2026	33,000	32.90	1.98	65
Stefan Berndt-von Bülow	09/30/2022	09/30/2026	25,000	32.90	1.98	50
Joachim Horwath	09/30/2022	09/30/2026	25,000	32.90	1.98	50
Mustafa Veziroglu	09/30/2022	09/30/2026	25,000	32.90	1.98	50
Total			108,000			215

The target achievement of the stock option plan and the development of the value of the stock options shall be disclosed in the remuneration report for the financial year 2026.

2.4. Further remuneration-related agreements

a) Maximum remuneration

Pursuant to section 87a para. 1 sentence 2 no. 1 AktG, the Supervisory Board has set a maximum remuneration for the members of the Management Board. The maximum remuneration amounts to € 6 million for the chairman of the Management Board and € 4 million for each ordinary member of the Management Board for one financial year, irrespective of whether a payment is made in this financial year or at a later date.

8 A total of 40,000 stock options granted to Bulent Altan under the Stock Option Plans 2019, 2020 and 2021 were cancelled in the course of issuing the stock options under the Stock Option Plan 2022.

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In the financial year 2022, the maximum remuneration only applied to the service agreement of the member of the Management Board Mustafa Veziroglu concluded with effect from August 15. However, the new service agreements of Management Board members Stefan Berndt-von Bülow and Joachim Horwath concluded with effect from July 1, 2022, also provide for a maximum remuneration corresponding to the maximum remuneration set out in the Remuneration System 2022.

As the stock options granted to the members of the Management Board under the Stock Option Plan 2022 will become exercisable for the first time in the financial year 2026, compliance with the maximum remuneration for the financial year 2022 shall be reported in the remuneration report for the financial year 2026.

b) Malus and clawback provisions

The service agreements of all Management Board members and the terms and conditions of the Stock Option Plan 2022 contain so-called malus and clawback provisions, according to which the Company is entitled in particular to withhold or reclaim variable remuneration in the event of intentional or grossly negligent breaches by the Management Board member of statutory obligations or internal Company policies by the Company or a subsidiary. The Company had no reason to make use of this option in the financial year 2022.

c) Benefits upon termination of the service agreements

Severance payments

The service agreements of the members of the Management Board contain severance payment provisions that comply with the recommendations of the German Corporate Governance Code.

In the event of a premature termination of the position as a Management Board member, payments by the Company to the Management Board member, including fringe benefits, shall not exceed the value of two years’ remuneration (severance payment cap) and shall compensate no more than the remaining term of the service agreement. If the service agreement is terminated for good cause attributable to the Management Board member, no payments will be made to the Management Board member.

The severance payment cap is calculated on the basis of the total remuneration for the previous full financial year and, if applicable, also the expected total remuneration for the current financial year.

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Change of control

With the exception of Bulent Altan’s service agreement, the service agreements of the Management Board members do not contain any provisions for the event of a change of control. According to Bulent Altan’s service agreement, in the event of a change of control both Bulent Altan and the Company have a right to terminate the service agreement against payment of a severance payment equivalent to the value of half a year’s remuneration (whereby no more than the remaining term of the service agreement is to be compensated), whereby a “change of control” is defined as the resignation from office of at least three Supervisory Board members.

In addition, the plan conditions of the Stock Option Plan 2022 provide for the following provision in the event of a change of control:

A change of control occurs in this case if a shareholder holds more than 50% of the shares and/or voting rights in Mynaric AG. In the event of a change of control, the members of the Management Board have the right to cancel stock options against payment of a compensation payment in the amount of the purchase price paid in the course of the change of control (or offered to the shareholders in the event of a public offer) or, if such a purchase price is not known, in the amount of the price of the share of Mynaric AG or, respectively of the right or certificate representing the share of Mynaric AG in the trading system with the highest total trading volume in shares of the Company during the last 30 trading days prior to the day on which the Company becomes aware of the change of control and, in the case of stock options, less the exercise price.

Previous stock option plans include the following provision in the event of a change of control:

If the waiting period has not yet expired when the change of control becomes effective, or if the waiting period has expired but the conditions for exercising the stock option plan are not met, the members of the Management Board are entitled to waive the subscription rights within two weeks of the announcement of the change of control by making a unilateral declaration to the Company. In this case, the Management Board members are entitled to a compensation payment in the amount of the purchase price per share of Mynaric AG paid in the course of the change of control less the exercise price. A “change of control” in this sense is the acquisition of more than 50% of the shares of Mynaric AG by a new shareholder.

Post-contractual non-competition clauses

The service agreements of the members of the Management Board currently do not provide for any post-contractual non-competition clauses.

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2.5. Individual disclosure of the remuneration of the members of the Management Board for the financial year 2022

a) Target total remuneration of the current Management Board members for the financial year 2022

The following table shows the respective target total remuneration of the Management Board members for the financial years 2022 and 2021, based on the target amount in case of a 100% target achievement for STI and LTI. 9

Management Board member	Year	Annual base salary		Special payment		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Total
		in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€
Bulent Altan	2022	430	31.1%	52	3.8%	120	8.7%	237	17.1%	543	39.3%	1,382
	2021	248	13.1%	0	0.0%	104	5.5%	124	6.5%	1,423	74.9%	1,899
Stefan Berndt-von Bülow	2022	263	30.8%	62	7.2%	6	0.7%	113	13.2%	411	48.1%	855
	2021	200	14.6%	0	0.0%	6	0.4%	100	7.3%	1067	77.8%	1,373
Joachim Horwath[10]	2022	263	30.8%	62	7.2%	6	0.7%	113	132%	411	48.1%	855
	2021	174	12.9%	0	0.0%	5	0.4%	100	7.4%	1,067	79.3%	1,346
Mustafa Veziroglu[11]	2022	129	19.2%	0	0.0%	82	12.2%	49	7.3%	411	61.3%	671
	2021	./.	./.	./.	./.	./.	./.	./.	./.	./.	./.	./.

9 In determining the target total remuneration, the Supervisory Board, unlike in the previous year, no longer used the fair value of the stock options granted as a basis, but rather the assumed share price that must be achieved for a 100% target achievement.

10 Member of the Management Board since February 17, 2021.

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b) Remuneration awarded and due to current members of the Management Board pursuant to section 162 para. 1 sentence 1 AktG

The following table shows the remuneration awarded and due to the current Management Board members in the financial years 2022 and 2021 in accordance with section 162 para. 1 sentence 1 AktG. The tables include all remuneration amounts received by the individual Management Board members in these financial years (“awarded”) and the remuneration due, where relevant in the reporting period, but not yet received (“due”).

The amount of the annual bonus for the financial year 2022 will be determined and paid in the course of the financial year 2023 and thus included in the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2023, while the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the financial year 2022 also includes the annual bonus for the financial year 2021 paid in June 2022. The share-based remuneration granted in the financial year 2022 in the form of stock options is disclosed with its value, i.e., the number of stock options granted multiplied by the fair value at the grant date. In addition to the remuneration components, the relative share of all fixed and variable remuneration components within the targe total remuneration is also disclosed in accordance with section 162 para. 1 sentence 1 no. 1 AktG. These relative proportions relate to the remuneration components awarded and due within the meaning of section 162 para. 1 sentence 1 AktG in the respective financial year.

Management Board member	Year	Annual base salary		Extraordinary payments		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration[12]		Total
		in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€
Bulent Altan	2022	430	52.5%	52	6.3%	120	14.7%	152	18.6%	65	7.9%	819
	2021	248	16.6%	0	0,0%	104	6.9%	138	9.2%	1.007	67.3%	1.497
Stefan Berndt-von Bülow	2022	263	50.3%	62	11.9%	6	1.1%	142	27.1%	50	9,6%	523
	2021	200	19.9%	0	0.0%	6	06%	43	4.3%	755	75.2%	1.004
Joachim Horwath[13]	2022	263	50.3%	62	11.9%	6	1.1%	142	27.1%	50	9.6%	523
	2021	174	18.6%	0	0.0%	5	0.5%	0	0.0%	755	80.9%	934
Mustafa Veziroglu[14]	2022	129	49.5%	0	0.0%	82	31.5%	0	0.0%	50	19.0	261
	2021	./.	./.	./.	./.	./.	./.	./.	./.	./.	./.	./.

11 Member of the Management Board since August 15, 2022.

12 This value is composed of the number of stock options granted multiplied by the fair value of a stock option at the date of grant of €1.98.

13 Member of the Management Board since February 17, 2021.

14Member of the Management Board since August 15, 2022.

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c) Remuneration awarded and due to former members of the Management Board pursuant to section 162 para. 1 sentence 1 AktG

The following table shows the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG of the former members of the Management Board.

Management Board member	Year	Annual base salary		Fringe benefits		Short-term variable remuneration		Long-term variable remuneration		Severance payments		Total
		in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€	in %	in k€
Dr. Wolfram Peschko[15]	2022	0	0%	0	0%	0	0%	0	0%	93	100%	93
	2021	0	0%	0	0%	43	12.4%	0	0%	305	87.6%	348

2.6 Individual disclosure of the remuneration of the members of the Supervisory Board for the financial year 2022

The following table shows the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG of the current members of the Supervisory Board, whereby the remuneration awarded includes the remuneration for which the activity for which the remuneration is granted was performed in full in the financial year 2022. No remuneration was granted to former members of the Supervisory Board in the financial year 2022.

The remuneration of the members of the Supervisory Board for the financial year 2022 was determined by resolution of the Annual General Meeting on May 14, 2021 (agenda item 6) and confirmed by resolution of the Annual General Meeting on July 14, 2022 (agenda item 7) in accordance with section 113 para. 3 AktG.

15 Member of the Management Board until May 5, 2020.

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Accordingly, the members of the Supervisory Board receive a remuneration of €60 thousand for each full financial year of service on the Supervisory Board. The chairman receives double the remuneration, the deputy chairman one and a half times the remuneration. Supervisory Board members who are also members of the Audit Committee also receive a remuneration of €20 thousand for each full financial year of membership of the Audit Committee in addition to the remuneration for their work on the Supervisory Board as a member, chairman or deputy chairman. The chairman of the Audit Committee receives one and a half times the remuneration.

Each member of the Supervisory Board shall receive an additional attendance fee of €500 per meeting for participating in a meeting or in a resolution adopted by the Supervisory Board by telephone. Remuneration and attendance fees are payable after the end of the respective financial year. Supervisory Board members who have not belonged to the Supervisory Board for a full financial year receive remuneration pro rata temporis according to the duration of their membership in the Supervisory Board.

		Fixed remuneration		Attendance fees		Total
Member of the Supervisory Board	Year	in k€	in %	in k€	in %	in k€
Dr. Manfred Krischke	2022	140	92.7%	11	7.3%	151
	2021	71	88.7%	9	11.3%	80
Peter Müller-Brühl	2022	110	90.9%	8	9.1%	118
(since October 5, 2021)	2021	42	84%	8	16%	50
Hans Koenigsmann	2022	60	90.9%	6	9.1%	66
(since October 13, 2021)	2021	11	91.7%	1	8,3%	12
Steve Geskos	2022	90	89.1%	11	10.9%	101
(since May 14, 2021)	2021	27	84.4%	5	15.6%	32
Vincent Wobbe	2022	60	89.6%	7	10.4%	67
(since July 30, 2021)	2021	16	84.2%	3	15.8%	19

2.7.Comparative presentation of remuneration and earnings performance

The following tables show the annual change in the remuneration awarded and due to current and former members of the Management Board and Supervisory Board, the Company’s earnings performance, and employee remuneration on a full-time equivalent basis, the latter being based on the average wages and salaries of employees at all Group companies in Germany and abroad.

For the members of the Management Board and the Supervisory Board, the remuneration awarded and due within the meaning of section 162 para. 1 sentence 1 AktG for the financial years 2022 and 2021 is taken into account.

The presentation of average employee remuneration is based on the average remuneration of all employees of the Mynaric Group on a full-time equivalent basis. The components of average employee remuneration presented generally correspond to the remuneration awarded and due to the members of the Management Board and Supervisory Board in accordance with section 162 para. 1 sentence 1 AktG, with the exception of the long-term remuneration consisting of the stock option plan and a restricted stock unit program, which were measured as equity-settled share-based payment transactions in accordance with IFRS 2.

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The presentation of the annual development in remuneration and the Company’s earnings performance is built up successively over a period of five years.

Comparative representation	2022	2021	Development 2022/2021	2020	Development 2021/2020
	in k€	in k€	in %	in €	in %
Earnings development
Consolidated net income/loss for the period	-73,782	-45,477	-62%	-20,642	-120%
Net income/loss of Mynaric AG according to HGB	-9,919	-13,178	25%	-9,602	-37%
Employees
Employee remuneration within the Mynaric Group	95	90	6%	84	6%
Members of the Management Board active in the financial year
Bulent Altan	819	1,497	-45%	782	91%
Stefan Berndt-von Bülow (since September 16, 2020)	523	1,004	-48%	321	213%
Joachim Horwath (since February 17, 2021)[16]	523	934	-44%	18	5,089%
Mustafa Veziroglu (since August 15, 2022)	261	./.	./.	./.	./.
Average	531	1,145	-54%	374	206%

16 The remuneration presented for 2020 for Joachim Horwath relates to the payment of a bonus as a member of the Executive Board (until March 13, 2019) for financial year 2019, which has been paid in the financial year 2022.

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Former members of the Management Board
Dr. Wolfram Peschko (until May 5, 2020)	93	348	-73%	277	26%
Average	93	348	-73%	277	26%
Members of the Supervisory Board active in the financial year
Dr. Manfred Krischke	151	80	89%	40	100%
Peter Müller-Brühl (Vice Chairman since October 5, 2021)	118	50	136%	20	150%
Hans Koenigsmann (since October 13, 2021)	66	12	450%	./.	./.
Steve Geskos (since May 14, 2021)	101	32	216%	./.	./.
Vincent Wobbe (since July 30, 2021)	67	19	253%	./.	./.
Average	101	39	161%	30	29%

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3.Other

Mynaric AG maintains a D&O insurance policy for the members of the Management Board, which provides for a deductible for Management Board members that meets the requirements of the German Stock Corporation Act.

4.Supplementary notes

This report is also available in German. In case of any discrepancies between the English and the German version, the German version shall prevail.

May 15, 2023

Management Board	Supervisory Board

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Independent Auditor’s Report

To Mynaric AG

Report on the audit of the remuneration report

We have audited the attached remuneration report of Mynaric AG, Gilching, for the financial year from January 1, 2022 to December 31, 2022, including the related disclosures, prepared to meet the requirements of Section 162 AktG [Aktiengesetz: German Stock Corporation Act]. Mynaric AG is not a listed company within the meaning of Section 162 para. 1 AKtG in conjunction with section 3 para. 2 AktG, as the shares of Mynaric AG are not admitted to trading on a German regulated market or a comparable market. The company is not obliged to prepare the renumeration report. The Management Board and the Supervisory Board have voluntarily prepared the renumeration report in accordance with the requirements of Section 162 AktG.

Responsibilities of Management and the Supervisory Board

The management and the Supervisory Board of Mynaric AG are responsible for the preparation of the remuneration report, including the related disclosures, in accordance with the requirements of Section 162 AktG. The management and the Supervisory Board are also responsible for such internal control as they have determined necessary to enable the preparation of the remuneration report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with the German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts, including the related disclosures, in the remuneration report. The procedures selected depend on the auditor’s professional judgement. This includes an assessment of the risks of material misstatement, whether due to fraud or error, in the remuneration report, including the related disclosures. In assessing these risks, the auditor considers the internal control system relevant for the preparation of the remuneration report, including the related disclosures. The objective is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management and the Supervisory Board, as well as evaluating the overall presentation of the remuneration report, including the related disclosures.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Opinion

In our opinion, on the basis of the knowledge obtained in the audit, the remuneration report for the financial year from January 1, 2022 to December 31, 2022, including the related disclosures, complies in all material respects with the financial reporting requirements of Section 162 AktG.

Other matter – formal examination of the remuneration report

The substantive audit of the remuneration report described in this independent auditor’s report includes the formal examination of the remuneration report required by Section 162 (3) AktG, including issuing an assurance report on this examination. As we have issued an unqualified opinion on the substantive audit of the remuneration report, this opinion includes the conclusion that the disclosures pursuant to Section 162 (1) and (2) AktG have been made, in all material respects, in the remuneration report.

Limitation of liability

The terms governing this engagement, which we fulfilled by rendering the aforesaid services to Mynaric AG, are set out in the General Engagement Terms for Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften [German Public Auditors and Public Audit Firms] as amended on 1 January 2017. By taking note of and using the information as contained in this auditor’s report, each recipient confirms to have taken note of the terms and conditions laid down therein (including the limitation of liability of EUR 4 million for negligence under Clause 9 of the General Engagement Terms) and acknowledges their validity in relation to us.

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III. Written report of the Management Board to the general meeting on agenda item 10on the exclusion of subscription rights pursuant to sections 203 para. 2 sentence 2, 186 para. 4 sentence 2 AktG

Pursuant to section 203 para. 2 sentence 2 AktG in conjunction with section 186 para. 4 sentence 2 AktG, the Management Board reports on agenda item 10 of the Annual General Meeting on the reasons for the exclusion of shareholders’ subscription rights when issuing the new shares:

Under agenda item 10 it will be proposed to the Annual General Meeting on August 7, 2023, to cancel the existing authorization of the Management Board under the Articles of Association to increase the share capital (Authorized Capital 2022/I), which has been granted until July 13, 2027, and to create a new, increased Authorized Capital 2023/I until and including August 6, 2028. The new, increased Authorized Capital 2023/I shall enable the Management Board and the Supervisory Board to quickly seize business opportunities as they arise.

This will enable the management to issue shares for the purpose of procuring further financial resources, in particular for the acquisition of companies and shareholdings, or otherwise for reasons in the interest of the Company, without having to refer the matter to the general meeting in each case. To enable the management to make optimum and flexible use of this possibility in the interests of the Company, the resolution is to provide for authorization to exclude shareholders’ subscription rights for various purposes specified in the proposed resolution:

According to letter b (i) of the proposed resolution on agenda item 10 the Management Board is to be authorized, with the approval of the Supervisory Board, to exclude shareholders’ statutory subscription rights to compensate for fractional amounts. The authorization to exclude subscription rights in the case of fractional amounts is based exclusively on technical reasons. This is intended to enable the Management Board to establish a smooth subscription ratio in individual cases. This facilitates the settlement of subscription rights and saves additional expense. The possible dilution effect is low due to the restriction to fractional amounts.

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The Management Board shall, in letter b (ii) of the proposed resolution on agenda item 10 further be authorized, with the approval of the Supervisory Board, to exclude subscription rights in the event of a capital increase against contributions in kind, in particular in the context of business combinations or for the (also indirect) acquisition of companies, businesses, parts of businesses, shareholdings or other assets or claims to the acquisition of assets including receivables from the Company or its Group companies. This authorization to exclude subscription rights in the case of capital increases from authorized capital is intended to enable the Company in appropriate cases to acquire companies, businesses, parts of companies, shareholdings or other assets or claims to the acquisition of assets including receivables against the Company or its Group companies in return for the issue of shares in the Company or to merge with other companies. The Company thus has an instrument for realizing possible acquisition opportunities with the aid of flexible financing options that do not strain liquidity. The possibility of being able to respond quickly and successfully to corresponding advantageous offers or opportunities that arise also serves to maintain and increase the competitiveness of the Company. The authorization extends in particular to the acquisition of shareholdings in the context of so-called “share deals”, i.e., by acquiring shares in companies, and to acquisitions in the context of so-called “asset deals”, i.e., the takeover of a company or part of a company by acquiring the assets, rights, contractual positions and the like that determine it. The possibility of being able to repay not only receivables from third parties but also receivables from the Company by issuing shares in the Company also has the advantage of avoiding a strain on liquidity. As a capital increase in the aforementioned cases often has to be carried out at short notice, it cannot as a rule be resolved directly by the Annual General Meeting, which is held only once a year. In these cases, however, convening an extraordinary general meeting for each individual acquisition would not be practicable for reasons of cost and time. In order to be able to act at short notice even in such cases, it is in the interest of the Company to increase the capital stock by issuing new shares excluding shareholders’ subscription rights against contributions in kind.

Furthermore, under letter b) (iii), the Management Board is to be authorized, with the approval of the Supervisory Board, to exclude subscription rights in the event of a cash capital increase if a capital increase against cash contributions does not exceed 10% of the share capital and the issue price of the new shares is not significantly lower than the stock market price (section 186 para. 2 sentence 4 AktG). The stock exchange price shall also be deemed to be the price of shares certificated in the form of American Depositary Shares (“ADSs”) listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, multiplied by the number of ADSs representing one share. If the Company’s shares are listed on the Xetra trading system of the Frankfurt Stock Exchange (or a functionally comparable successor system replacing the Xetra system) and, at the same time, ADSs of the Company are listed on the New York Stock Exchange or on the NASDAQ Stock Exchange, the Company shall choose which of these stock exchange prices shall be decisive. This authorization to exclude subscription rights in the case of cash capital increases gives the Management Board the possibility, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights in accordance with section 186 para. 3 sentence 4 AktG. The proposal is therefore in line with the statutory provisions. The volume of the authorization corresponds to 10% of the Company’s share capital. This authorization allows a short-term share placement with flexible use of favorable market conditions and generally leads to a significantly higher inflow of funds than in the case of a share placement with subscription rights, as no price change risk has to be taken into account for the period of the subscription period when determining the placement fee. This form of capital increase is intended to enable the Management Board to strengthen the equity base required for future business development under optimum conditions. By ensuring that the issue price of the shares is not significantly lower than the stock market price, the shareholders’ interest in protection against dilution in value terms is taken into account. As the new shares will be placed close to the stock market price, each shareholder will be able to purchase shares on the market at approximately the same conditions as the issue in order to maintain his shareholding quota. The Management Board will set the issue price as close to the then current stock market price as possible, taking into account the respective situation on the capital market, and will endeavor to place the new shares in a way that protects the market.

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With regard to the scope of the placement – in conjunction with an exclusion of subscription rights – the Company shall be in a position to take advantage of any opportunities arising under market conditions at the time of such an IPO to expand its shareholder base and to raise new liquidity to the extent justifiable in light of the interest of existing shareholders in avoiding an unreasonable dilution of their shareholdings.

In setting a placement price that is in line with market expectations, the Management Board requires a certain degree of discretion in view of the volatility that cannot be ruled out, particularly in the case of technology stocks. The Management Board will always take appropriate account of the asset interests of existing shareholders. In particular, when setting the placement price, the Management Board will only apply any discounts to the prevailing stock market price in connection with the placement to such an extent as it deems conducive to a successful placement on the foreign stock exchange. The Management Board will determine the price on the basis of a pricing procedure close to the market price, for example in the context of a bookbuilding.

On the basis of the foregoing, the authorization to exclude subscription rights is necessary in all cases within the limits described and is in the interests of the Company. The Supervisory Board will only grant its necessary consent to the utilization of the authorized capital with the exclusion of subscription rights if the described and all legal requirements are met.

The Management Board will inform the respective next general meeting of any utilization of the Authorized Capital 2023/I.

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IV. Report of the Management Board to the general meeting on agenda item 11 on the exclusion of subscription rights pursuant to sections 203 para. 2 sentence 2, 186 para. 4 sentence 2 AktG

Pursuant to section 203 para. 2 sentence 2 AktG in conjunction with section 186 para. 4 sentence 2 AktG, the Management Board submits a report on agenda item 11 of the Annual General Meeting on the reasons for the exclusion of shareholders’ subscription rights when issuing the new shares:

Under agenda item 11 of the Annual General Meeting on August 7, 2023, the Management Board and the Supervisory Board propose to the Annual General Meeting to create a new Authorized Capital 2023/II and to amend section 4 of the Articles of Association accordingly.

The participation of key employees of the Company and its affiliated companies in the economic risks and opportunities of the respective business operations is an important component of an internationally competitive compensation system. This is intended to strengthen commitment to the Company, attract and retain competent and dedicated employees whose efforts lead to the growth and profitability of the Company, and align their interests with those of the shareholders in order to increase the value of the Company. To this end, the Management Board intends, with the approval of the Supervisory Board, to adopt a Restricted Stock Unit Program as a long-term, share-based remuneration element for selected employees of the Company and its affiliates (the “Participants”) (the “RSUP”). The RSUP shall be substantially similar to the Company’s existing Restricted Stock Unit Program.

Accordingly, under the proposed RSUP, the Company shall be able to grant Participants so-called restricted stock units (“RSUs”) which, subject to certain conditions, convey to the beneficiary Participant a right to a cash payment, a transfer of shares of the Company or a combination of cash payment and shares of the Company, with the total amount of the Participant’s entitlement depending on the development of the share price of the Company. In this context, the Company has the option to decide at its own discretion whether to fulfill the Participant’s claim by cash payment, by shares of the Company or by a combination of cash payment and shares of the Company. To enable the Company to issue new shares in this connection, a new Authorized Capital 2023/II shall be created.

The granting and the exercise of the RSUs as well as the issuance of shares for their fulfillment shall be subject to the following provisions, which may be adjusted by the Company in case of a delisting of the shares of the Company from the Frankfurt Stock Exchange and/or the admission of the shares of the Company or the rights or certificates representing them to another stock exchange, while maintaining the economic key principles:

(i) Group of Participants

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The group of Participants includes employees of the Company, employees of companies affiliated with the Company within the meaning of section 15 AktG (“Affiliated Companies”) and managing directors of Affiliated Companies.

(ii) Issue periods

Participants may generally be granted RSUs in one or more tranches at any time, subject to the existence of an unterminated employment or service relationship with the Company or with an Affiliated Company.

(iii) Settlement of RSUs

The Company will generally settle all vested RSUs once a year, generally within a period of 40 trading days after the publication of its annual financial statements, at its own discretion either by shares or cash payment or a combination of both. Trading days within this meaning are days on which the trading system has been open for general stock exchange trading with the highest total trading volume in shares of the Company or in rights or certificates representing such shares over a period of one month prior to the date of publication of the respective annual financial statements. In exceptional cases, in particular to meet national or international regulatory requirements, the Company may, at its own discretion, also provide for a different settlement period.

(iv) Payment claim

One RSU grants the respective Participant a payment claim against the Company. This corresponds to

(a)

in the event of settlement in shares, the closing price of the shares of the Company or the closing price of the right or certificate representing the share on the last trading day prior to the day of the resolution of the Management Board of the Company, with the consent of the Supervisory Board, on the utilization of Authorized Capital 2023/II against contribution in kind in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the last ten days prior to the day of this resolution of the Management Board on which this trading system has been open for trading, or

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(b)

in the event of settlement by cash payment, the closing price of the shares of the Company or the closing price of the right or certificate representing the share on the last trading day prior to settlement of the payment claim in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten last days prior to the day of settlement of the payment claim of the Company on which this trading system has been open for trading.

(v) Other regulations

The further details shall be determined by the Management Board with the approval of the Supervisory Board. The further provisions include in particular the decision on the one-time or repeated issuance of tranches as well as provisions on the implementation of the RSUP and the procedure for the allocation and exercise of the RSUs as well as provisions on the exercisability or forfeiture in special cases, in particular in the event of the departure of Participants from the employment relationship, in the event of death or in the event of a change of control, the conclusion of an intercompany agreement or a delisting as well as to meet legal requirements.

The Company’s share capital currently amounts to EUR 6,233,615.00. Under the Authorized Capital 2023/II, the Management Board is to be authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions on or before August 6, 2023, by a total of up to EUR 172,716.00 by issuing up to 172,716 no-par value registered shares in exchange for cash contributions and/or contributions in kind, i.e. by approximately 2.77% of the current share capital. Together with the resolution passed under agenda item 11 the total volume of the Company’s authorized capital, taking into account the capital increase proposed under agenda item 10 the total volume of the authorized capital of the Company, taking into account the cancellation of the Authorized Capital 2022/I and the creation of a new Authorized Capital 2023/I as well as the existing Authorized Capitals 2021/II and 2022/II, also proposed under agenda item 10, reaches a total amount of all existing authorized capitals as well as authorized capitals proposed for resolution of EUR 3,116,807.00, i.e. 50% of the current share capital. 40% thereof are allocated to the Authorized Capital 2023/I for general purposes and 10% to the Authorized Capitals 2021/II, 2022/II and 2023/II for the purpose of fulfilling Restricted Stock Units. In order to increase the Company’s flexibility and preserve its liquidity, the creation of Authorized Capital 2023/II is intended to enable the Company to satisfy the claims of holders of RSUs under the RSUP by delivering new shares. Specifically, under the terms of the RSUP, the Company is to be entitled at its own discretion to choose to satisfy the claims against it by delivering shares. Serving the claims by shares instead of a cash payment to the beneficiaries has the advantage for the Company that there is no outflow of cash and it continues to have the corresponding liquidity.

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Within the framework of Authorized Capital 2023/II, shareholders’ subscription rights are excluded in accordance with section 203 para. 1 sentence 1 in conjunction with section 186 para. 3, para. 4 AktG. The background is that the Authorized Capital 2023/II is to be used exclusively for the delivery of shares in the Company to service RSUs granted under the RSUP to employees of the Company and employees of companies affiliated with the Company against contribution of the respective payment entitlements arising under the RSUs. Shares from Authorized Capital 2023/II may be issued exclusively for this purpose and not for any other purpose and also not to other beneficiaries.

The issue amount of the new shares from Authorized Capital 2023/II may be provided by contributions in cash and/or in kind, in particular also by contribution of receivables from the Company under the RSUP. The Management Board shall be authorized to determine the further details of the capital increase and its implementation with the approval of the Supervisory Board; this shall also include the determination of the dividend entitlement of the new shares, which, in deviation of section 60 para. 2 AktG, may also be determined for a financial year which has already expired.

A possible dilution of the voting rights of the shareholders excluded from the subscription right is limited, among other things, by the small volume of Authorized Capital 2023/II. Taking into account all the circumstances, the exclusion of subscription rights is, in the view of the Management Board and the Supervisory Board, suitable, necessary and appropriate within the limits described and in the interest of the Company.

The Management Board will inform the respective next Annual General Meeting of any utilization of Authorized Capital 2023/II.

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V. Report of the Management Board pursuant to section 186 para. 4 sentence 2 AktG on the exclusion of subscription rights under agenda item 13

The Company grants the members of the Management Board of the Company a variable remuneration component with a long-term incentive effect. This is intended to promote the entrepreneurial activities of the respective participants, bind them to the Company in the long term and ensure that their remuneration is in line with the market. Under agenda item 13 it is therefore proposed to authorize the Supervisory Board of the Company to grant subscription rights (stock options) for a total of up to 197,317, or, in case the decrease of the Conditional Capital 2019 and the corresponding amendment to the articles of association will not be approved by the Annual General Meeting on August 7, 2023 as proposed under agenda item 12 with the required majority, 100,567 no-par value registered shares to the Beneficiaries on one or more occasions until and including August 6, 2028. Accordingly, a Conditional Capital 2023 shall also be created and a new paragraph 14 shall be added to section 4 of the Articles of Association.

Together with the existing Conditional Capitals 2019 (in the reduced amount as proposed under agenda item 12), 2020/I, 2020/II, 2021/II, 2022/I and 2022/II, the Conditional Capital 2023 in the amount of EUR 197,317.00 corresponds to a total of approximately 43.64% of the current share capital of the Company. In case the decrease of the Conditional Capital 2019 as proposed under agenda item 12 will not be approved with the required majority, the Conditional Capital 2023 as proposed for this case under agenda item 13 in the amount of EUR 100,567.00 together with the existing Conditional Capitals 2019 (in the current not decreased amount), 2020/I, 2020/II, 2021/II, 2022/I and 2022/II corresponds as well to approx. 43.6% of current share capital of the Company. In accordance with the existing statutory maximum limit pursuant to section 192 para. 2 no. 3, para. 3 sentence 1 AktG, the Conditional Capitals 2019, 2020/I, 2021/II, 2022/II and the Conditional Capital 2023 proposed for resolution, which serve to fulfil subscription rights of employees and members of the management of the Company or an affiliated company within the scope of the stock option programs, each taking into account the resolutions under agenda item 12 and 13 proposed to the Annual General Meeting on August 7, 2023, account for a total of EUR 623,361.00 and thus 10% of the existing share capital. The Conditional Capital 2023 serves to enable the Company to issue new shares and use them to transfer them to the beneficiaries in the event that they exercise the stock options granted to them. The new shares will not be issued until stock options have been issued to beneficiaries in accordance with the conditions set out in the resolution of the Annual General Meeting and the beneficiaries exercise their subscription rights after expiry of the waiting period and in accordance with the achievement of the performance targets set out in the authorization and the other conditions set out in the stock option program. Due to the restricted purpose of the Conditional Capital 2023, shareholders have no subscription rights to the new shares.

The issue of stock options entitling the holder to subscribe for shares in the Company is intended to bind members of the Management Board of the Company to the Company.

Stock options are to be issued in tranches once or several times a year during the authorization period.

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However, the Supervisory Board reserves the right to decide on the issue of stock options and the size of the individual tranches on a case-by-case basis, taking into account the overall situation of the Company and using the compensation structure of relevant peer companies.

Stock options may be issued from Conditional Capital 2022/II at the earliest after expiry of the waiting period of four calendar years following the Issue Date of the relevant tranche of stock options and the corresponding exercise notice. Stock options may only be exercised if the waiting period has expired and the performance targets have been met, otherwise the stock options expire without compensation.

The performance targets are linked to the absolute performance of the Company’s share price during the waiting period and to the achievement of an ESG target during the waiting period, with the absolute performance target within the overall target achievement being weighted at 80% and the ESG target at 20%.

The absolute share price performance target is linked to the development of the Company’s share price during the waiting period. To determine whether the performance target has been achieved, the last year of the waiting period is divided into four quarters and the three-month volume-weighted average price of the Company’s share or the three-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares (in each case a “Relevant Closing Price”) is determined at the end of each quarter. The performance target achievement is 100% if at least one Relevant Closing Price is at least 50% above the exercise price. The relevant trading system shall be determined on the basis of the average trading volume in shares of the Company or in rights or certificates representing such shares during the relevant three months. If the performance target for absolute share price performance is not achieved, the target achievement for this performance target is 0%. A target achievement of more than 100 % is not possible.

The ESG Target is composed of a diversity target and an employee engagement target as follows:

To determine the achievement of the diversity target, the Supervisory Board determines the percentage of women within the Mynaric Group at the beginning of the waiting period. The diversity target is achieved if the percentage of women within the Mynaric Group at the end of the waiting period is five percentage points higher than the percentage of women determined at the beginning of the waiting period. If the proportion of women at the beginning of the waiting period is at least 30% or if the proportion of women within the Mynaric group is at least 30% during the waiting period, the diversity target is achieved if the proportion of women within the Mynaric group is still at least 30% at the end of the waiting period.

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The employee engagement target is achieved if the employee engagement within the Mynaric Group at the end of the waiting period, as determined by an external service provider, is at least five percentage points higher than the employee engagement at the beginning of the waiting period. If the employee engagement is at least 80% at the beginning of the waiting period or if the employee engagement of 80% is achieved during the waiting period, the employee engagement target is achieved if the employee engagement is still at least 80% at the end of the waiting period.

At the end of the waiting period, the Supervisory Board determines target achievement for the ESG target as follows: If none of the above targets has been achieved by the end of the waiting period, the target achievement for the ESG target is 0%. If one of the above targets has been achieved, the target achievement for the ESG target is 50%. If both of the above targets are achieved, the target achievement for the ESG target is 100%. A target achievement of the ESG target above 100% is not possible.

For the overall target achievement, the achievement of the absolute share price performance target is weighted at 80% and the ESG target at 20%. The result forms the overall target achievement level (in percent), which (rounded down to the nearest whole number) determines the number of exercisable stock options.

Exercisable stock options can generally be exercised by the beneficiaries within an exercise period of five years. The exercise period begins after the date on which the waiting period has expired.

Upon exercise of the stock options, the exercise price is payable for each share to be subscribed.

The exercise price per share shall correspond to the six-month volume-weighted average price of the Company’s share or the six-month volume-weighted average price, to be converted into amounts per share, of the right or certificate representing the share in the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system was open for trading. For periods in which the trading system with the highest total trading volume in shares of the Company or in rights or certificates representing such shares on the ten days preceding the day before the issue period on which this trading system has been open for trading is the Frankfurt Stock Exchange, the exercise price per share shall correspond to the volume-weighted six-month average price of the share in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the day before the issue period. The minimum exercise price is at least equal to the lowest issue price within the meaning of section 9 para. 1 AktG.

The Supervisory Board of the Company shall be authorized to determine the further details of the conditional capital increase and its implementation.

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The Management Board and the Supervisory Board are convinced that the proposed authorization to issue stock options to the beneficiaries is particularly suitable to bring about a sustainable performance incentive for the beneficiaries and thus to contribute to a sustainable increase in the value of the Company in the interest of the Company and its shareholders.

VI. Report of the Management Board on the partial utilization of Authorized Capital 2021/II

Pursuant to section 4 para. 8 of the Articles of Association of the Company in its current version, the Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company on one or more occasions in the period up to May 13, 2026, by issuing new no-par value bearer or registered shares against cash and/or non-cash contributions (“Authorized Capital 2021/II”). The Authorized Capital 2021/II was created by resolution of the Annual General Meeting on May 14, 2021, and became effective upon its registration with the Commercial Register of the Local Court of Munich on June 11, 2021. The Authorized Capital 2021/II had a total volume of EUR 204,647.00 when it was issued.

The Authorized Capital 2021/II is for the delivery of shares of the Company to service restricted stock units (“RSUs”) granted under the Company’s Restricted Stock Unit Program (“RSUP”) to selected employees of the Company and its affiliates in accordance with the RSUP in exchange for the contribution of the respective payment entitlements arising under the RSUs.

On August 1, 2022, the Management Board of the Company resolved, with the approval of the Supervisory Board on the same day, to increase the share capital of the Company from EUR 5,652,242.00 to EUR 5,668,391.00 by issuing 16,149 new registered shares, making partial use of Authorized Capital 2021/II, in exchange for contributions in kind. The new shares shall carry dividend rights from January 1, 2022.

The new shares were issued at an issue price of EUR 1.00. The capital increase served to fulfill payment claims arising from a total of 16,149 RSUs granted to employees of the Company and of companies affiliated with the Company (the “Beneficiaries”). The new shares were issued to the Beneficiaries against contributions in kind by way of assignment and contribution of the respective Beneficiary’s payment claim to or in the Company arising from the RSUs. The total of all payment claims contributed as contributions in kind amounted to EUR 592,668.30. The subscription rights of the other shareholders were excluded.

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The capital increase became effective on August 11, 2022, when it was entered in the commercial register of the Company. As a result, the Company’s share capital increased to EUR 5,668,391.00, divided into 5,668,391 no-par value registered shares. Following its partial utilization, the Authorized Capital 2021/II still amounts to EUR 188,498.00.

VII. Report of the Management Board on the partial utilization of Authorized Capital 2022/I

Pursuant to section 4 para. 3 of the current version of the Company’s Articles of Association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital on one or more occasions on or before July 13, 2027, against cash and/or non-cash contributions by issuing new no-par value bearer or registered shares, so-called Authorized Capital 2022/I. The Authorized Capital 2022/I was created by resolution of the Annual General Meeting on July 14, 2022, and became effective upon its registration with the commercial register of the local court of Munich on August 23, 2022. The Authorized Capital 2022/I had a total volume of EUR 2,154,680.00 when it was created.

One component of Authorized Capital 2022/I is an authorization of the Management Board, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights in accordance with section 186 para. 3 sentence 4 AktG if the capital increase against cash contributions does not exceed 10% of the share capital either at the time the authorization becomes effective or – if this amount is lower – at the time the authorization is exercised and the issue price of the new shares is not significantly lower than the stock market price.

On April 25, 2023, the Management Board of the Company resolved, with the approval of the Supervisory Board on the same day, to increase the share capital of the Company by EUR 565,224.00 from previously EUR 5,668,491.00 to EUR 6,233,615.00 by issuing 565,224 new registered no-par value shares against cash contributions, excluding the shareholders’ statutory subscription rights (the “Capital Increase 2023”), making partial use of Authorized Capital 2022/I. The new shares are entitled to dividends as of January 1, 2022.

The capital increase corresponds to an increase of approximately 9.97% of the Company’s share capital existing at the time Authorized Capital 2022/I becomes effective and at the same time at the time Authorized Capital 2022/I is utilized. Against the background that the possibility of simplified exclusion of subscription rights pursuant to section 189 para. 3 sentence 4 AktG has not yet been used under Authorized Capital 2022/I of the Company, the full 10% of the share capital were available to the Company. The volume limit provided for in the Authorized Capital 2022/I for shares that can be issued against cash contributions with exclusion of subscription rights pursuant to section 186 para. 3 sentence 4 AktG was therefore complied with.

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Only COF IV Obsidian S.à r.l., a limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg (in the amount of 401,309 new shares), and OC III LVS LIII LP, a limited partnership under the laws of the State of Delaware, USA (in the amount of 163,915 new shares), were admitted subscribing for the shares. The subscription rights of the other shareholders were excluded.

The new shares were issued at an issue price of EUR 22.019 per new share.

The Company received gross proceeds of approximately EUR 12.4 million from the Capital Increase 2023. The proceeds are to be used to repay in full the Company’s existing debt under a credit agreement from May 2022 and for working capital financing to support the short- to medium-term business plan.

The Capital Increase 2023 became effective on May 3, 2023, with the entry of its implementation in the commercial register. As a result, the Company’s share capital has increased to EUR 6,233,615.00 and is divided into 6,233,615 no-par value registered shares. After the partial utilization in the course of the Capital Increase 2023, the Authorized Capital 2022/I still amounts to EUR 1,589,456.00. Against this background, the cancellation of the Authorized Capital 2022/I reduced by the Capital Increase 2023 and the creation of a new Authorized Capital will be proposed to today’s Annual General Meeting for resolution under agenda item 10.

In setting the issue price, the requirements of section 186 para. 3 sentence 4 AktG were observed, compliance with which is prescribed by Authorized Capital 2022/I for the so-called simplified exclusion of subscription rights in the case of a capital increase against cash contributions of up to 10% of the share capital. According to this, the issue price for the new shares may not be significantly lower than the stock market price of the share. The shares of the Company are included in trading on the over-the-counter markets of the Berlin, Düsseldorf, Frankfurt (Scale), Hamburg, Munich and Stuttgart stock exchanges and are listed in the form of American Depositary Shares on the Global Select Market of NASDAQ. The closing price of the Company’s shares on April 24, 2023, the last trading day before the date of the resolution by the Management Board and the Supervisory Board on the utilization of Authorized Capital 2022/I, amounted to EUR 22,679. The issue price of EUR 22.019 per new share thus included a discount of approx. 3% to the relevant closing price. Consequently, the issue price of the new shares did not fall significantly below the share price.

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The exclusion of shareholders’ subscription rights was in the best interests of the Company and took into account the shareholders’ interests. The alternative implementation of a capital increase with subscription rights for all shareholders would not have been more advantageous from the point of view of either the Company or the shareholders. On the one hand, a capital increase with subscription rights would have been significantly more costly in terms of time and money, as the law stipulates a minimum subscription period of two weeks and the involvement of a bank as settlement agent would have been necessary. Secondly, the scope of the capital increase was limited to around 9.97% of the share capital existing at the time the Authorized Capital 2022/I was utilized. In principle, this gave the remaining shareholders the opportunity to maintain their relative shareholding in the Company by purchasing additional shares on the stock exchange. By issuing the new shares at a price not significantly below the stock market price, it was also ensured that the capital increase did not result in any economic dilution of the shareholders. Based on the above considerations, the exclusion of subscription rights carried out as part of the capital increase in compliance with the requirements of Authorized Capital 2022/I was appropriate and objectively justified.

VIII. Further information and notes

1.	Requirements for attending the Annual General Meeting and exercising voting rights; disposition of shares; stop on changes to the entries in the share register

Pursuant to section 16 para. 3 of the Articles of Association of the Company, only those shareholders who are registered with the Company’s share register on the day of the Annual General Meeting and who register no later than July 31, 2023, 24:00 hours (CEST).

The registration can be made electronically using the password-protected internet service at the Company’s website at https://mynaric.com/hv in accordance with the procedure determined by the Company or in text form (section 126b BGB).

An access authorization is required for the use of the password-protected internet service. Shareholders who are registered in the Company’s share register no later than July 17, 2023, 00:00 hours (MESZ) will receive their individual access date (access code and password) together with the invitation to the Annual General Meeting.

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The registration of the shareholder can also be made in text form (section 126b BGB) to the following address, fax number or e-mail address:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0)89 88 96 906 33

E-mail: mynaric@better-orange.de

A registration form will be sent together with the invitation to the Annual General Meeting to shareholders who are entered in the Company’s share register no later than the beginning of the 21st day before the Annual General Meeting (Monday, July 17, 2023, 0:00 hours). A registration form will also be available for download at the Company’s website under https://mynaric.com/hv. It can also be requested free of charge from the Company, e.g., by e-mail under mynaric@better-orange.de or by telephone at +49 (0)89 88 96 906 610.

New shareholders who are entered in the Company’s share register after July 17, 2023, 00:00 hours (CEST), until 31 July 2023, 24:00 hours (CEST), and who are therefore not sent a form for registration and ordering admission tickets, may also register in text form (section 126b BGB) at the above address, fax number or e-mail address. If the form sent by the Company is not used for registration, the shareholder registering must be clearly identified, e.g., by stating the full name or the full company name of the shareholder, the address and the shareholder number.

After timely and proper registration, admission tickets for the Annual General Meeting will be sent or deposited at the meeting venue as organisational aids.

Please register early if you intend to attend the Annual General Meeting in order to facilitate the organisation of the Annual General Meeting.

Shareholders are still entitled to dispose of their shares after registering for the Annual General Meeting. The number of shares entered in the share register on the day of the Annual General Meeting is decisive for the right to participate and exercise voting rights at the Annual General Meeting. Please note that for technical processing reasons, there will be a so-called registration stop at the end of July 31, 2023, 24:00 hours (CEST), during which no registrations or de-registrations can be made in the share register. This means that orders for changes to the share register received by the Company after the end of the last registration day, i.e., between August 1, 2023, 0:00 hours (CEST), and August 7, 2023, inclusive, cannot be processed and taken into account until after the end of the Annual General Meeting on August 7, 2023.

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In relation to the Company, only those persons entered in the Company’s share register on the day of the Annual General Meeting shall be deemed shareholders for the purpose of attending the Annual General Meeting or exercising voting rights. Persons who are not entered in the Company’s share register on the day of the Annual General Meeting are only entitled to attend and vote at the Annual General Meeting in respect of the shares they hold if the Company receives an application in due form and time and the shareholder entered in the Company’s share register on the day of the Annual General Meeting authorizes the new shareholder or authorizes him to exercise the right. Likewise, intermediaries, shareholders’ associations, proxy advisors or other persons, institutions or companies equivalent to these pursuant to section 135 para. 8 AktG may only exercise voting rights for shares which do not belong to them but for which they are entered in the share register as the holder on the basis of authorization by the shareholder.

Registered holders of American Depositary Receipts (ADRs) may obtain information regarding the general meeting and voting information and materials from The Bank of New York Mellon, BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; telephone: +1 201 680 6825 and toll-free from within the United States: +1 888 269 2377).

2.	Procedure for voting

Representation

Shareholders also have the option of having their voting rights exercised by a proxy, e.g., by a shareholders’ association or an intermediary. In this case, too, timely registration must be ensured.

The granting of the proxy, its revocation and the proof of authorization vis-à-vis the Company must be in text form (section 126b of the German Civil Code (BGB)). The power of attorney may be declared to the person to be authorized or to the Company.

Proof of proxy authorisation may also be furnished by the proxy presenting the proxy authorisation at the entrance control on the day of the Annual General Meeting.

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Proof of authorization may be submitted by e-mail, post or fax to the following address, fax number or e-mail address:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0) 89 / 88 96 906 33

E-mail: mynaric@better-orange.de

The aforementioned communication channels are also available if the proxy is to be granted by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation or amendment of a proxy already granted may also be declared directly to the Company by the aforementioned means of transmission.

Alternatively, the granting of a proxy by declaration to the Company, its amendment or revocation is also possible by electronic means using the password-protected Internet service on the Company’s website at https://mynaric.com/hv in accordance with the procedure specified by the Company by no later than August 6, 2023, 24:00 hours (CEST).

The use of the password-protected internet service by the proxy requires that the proxy receives the corresponding access data.

A form for ordering admission tickets for a proxy will be sent to the shareholders registered with their address in the share register on July 17, 2023, 00:00 hours (CEST), together with the invitation to the Annual General Meeting. A corresponding form for ordering admission tickets for a proxy as well as a form for granting power of attorney are also available for download on the Company’s website at https://mynaric.com/hv. These forms can also be requested free of charge from the Company, e.g., by e-mail at mynaric@better-orange.de or by telephone at +49 (0) 89 88 96 906 610.

Proxy forms will also be available during the Annual General Meeting. The admission tickets issued by the Company also contain a form for granting proxy.

In the case of the authorization of intermediaries, shareholders’ associations, proxy advisors or other persons or institutions treated as equivalent pursuant to section 135 para. 8 AktG, the procedure, form and revocation of the authorization are governed by special rules. Please contact the relevant intermediary, shareholders’ association or other person or institution referred to in section 135 para. 8 AktG for further details.

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Voting by proxies of the Company bound by instructions

Shareholders may exercise their voting rights by granting power of attorney to proxies appointed by the Company and bound by instructions. In this case, too, proper registration is required as described above under section 1 described above.

A form that can be used to issue powers of attorney and instructions to the proxies appointed by the Company will be sent to shareholders together with the invitation to the Annual General Meeting. It is also available for download at https://mynaric.com/hv.

The granting or revocation of a proxy or the issuance or amendment of instructions to the proxies nominated by the Company may be made by post, fax or e-mail to the following address, fax number or e-mail address no later than August 6, 2023, 24:00 hours (CEST) (time of receipt):

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

Fax: +49 (0) 89 / 88 96 906 33

E-mail: mynaric@better-orange.de

Alternatively, the granting or revocation of a power of attorney or the issuance or amendment of instructions to the proxies nominated by the Company may be made electronically using the password-protected internet service on the Company’s website at https://mynaric.com/hv until August 6, 2023, 24:00 hours (CEST), in accordance with the procedure established by the Company. An additional proof of authorization of the proxies is not required.

The individual access data for the use of the password-protected internet service as well as a form for, among other thing, the authorization of the proxies appointed by the Company and for the issuance of instructions to them will be sent to the shareholders registered in the share register with their address on July 17, 2023, 00:00 hours (CEST), together with the invitation to the Annual General Meeting. A form for authorising the proxies appointed by the Company and for issuing instructions to them is also available for download on the Company’s website at https://mynaric.com/hv and can also be requested free of charge from the Company, e.g., by e-mail at mynaric@better-orange.de or by telephone at +49 (0)89 88 96 906 610.

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The revocation of the power of attorney to the proxies appointed by the Company may also be effected by the shareholder attending the Annual General Meeting in person or by granting a power of attorney to another proxy.

During the Annual General Meeting, power of attorney and instructions to the proxies appointed by the Company may be issued on site, inter alia, by using the form provided for this purpose on the voting card.

If proxies appointed by the Company are authorized, they must in any case be given instructions on how to exercise voting rights. The proxies are obliged to vote in accordance with the instructions given to them; even if they have been granted power of attorney, they are only authorized to exercise voting rights insofar as express instructions have been given on the resolution proposals of the Management Board and/or Supervisory Board on the individual agenda items, on the proposed resolutions of shareholders announced with any additions to the agenda in accordance with section 122 para. 2 AktG, or on countermotions and election proposals of shareholders made available prior to the Annual General Meeting in accordance with sections 126, 127 AktG. The proxies of the Company do not accept any powers of attorney to file objections against resolutions of the Annual General Meeting, to exercise the right to ask questions or to file motions.

Should an individual vote be held on an agenda item without this having been communicated in advance of the Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.

3.	Further information on shareholders’ rights pursuant to sections 122 para. 2, 126 para. 1, 127, 131 para. 1 AktG

Motions for additions to the agenda pursuant to section 122 para. 2 AktG

Shareholders whose shares alone or together amount to one-twentieth (5%) of the share capital or the pro rata amount of EUR 500,000.00 may request that items be placed on the agenda and published. Each new item must be accompanied by a statement of reasons or a draft resolution. The request must be sent to the Management Board of the Company in writing and must be received by the Company at the address below no later than July 13, 24:00 hours (CEST).

postal:

Mynaric AG

- Management Board -

Dornierstr. 19

82205 Gilching

Germany

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The applicants must prove that they have held the shares for at least 90 days prior to the date of receipt of the request and that they will hold the shares until the Management Board has decided on the request.

Additions to the agenda which are to be announced will be published in the Federal Gazette without delay after receipt of the request, unless they have already been announced with the notice of the meeting. They will also be published on the internet at https://mynaric.com/hv.

Countermotions and election proposals by shareholders pursuant to sections 126 para. 1, 127 AktG

Shareholders may submit countermotions (together with any justification) against a proposal by the Management Board and/or Supervisory Board on a specific agenda item as well as election proposals to the Company.

Election proposals from shareholders as well as countermotions received by the Company no later than July 23, 2023, 24:00 hours (CEST) at the address, fax number or e-mail address stated below will, insofar as the other requirements for an obligation to publish pursuant to sections 126, 127 AktG are met, be made available on the Company’s website at https://mynaric.com/hv without undue delay after their receipt, including the name of the shareholder and any statement of grounds:

postal:

Mynaric AG

c/o Better Orange IR & HV AG

Haidelweg 48

81241 Munich

Germany

by fax +49 (0) 89 / 88 96 906-55

electronic: antraege@better-orange.de

Any statements by the administration on any countermotions and election proposals will also be published at the above Internet address.

Countermotions or election proposals addressed otherwise or received late will not be published by the Company on the Internet.

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Right to information pursuant to section 131 para. 1 AktG

Pursuant to section 131 para. 1 AktG, the Management Board must provide each shareholder with information on the Company’s affairs, the Company’s legal and business relations with affiliated companies, and the situation of the Group and the companies included in the consolidated financial statements upon request at the Annual General Meeting, insofar as the information is necessary for the proper assessment of an item on the agenda. The Management Board may refrain from answering individual questions for the reasons stated in section 131 para. 3 AktG.

4.	Total number of shares and voting rights

The Company’s share capital of EUR 6,233,615.00 is divided into 6,233,615 no-par value registered shares. Each no-par share grants one vote. The total number of shares and voting rights at the time the Annual General Meeting is convened is therefore 6,233,615. The Company does not hold any treasury shares at the time the Annual General Meeting is convened.

5.	Further explanations and information on the Company’s website/documents

All documents required by law for the Annual General Meeting and motions from shareholders are available on the Company’s website at https://mynaric.com/hv from the time the meeting is convened. The voting results are announced after the Annual General Meeting at the same internet address.

The documents to be made available by law will also be accessible on the Company’s website at https://mynaric.com/hv during the Annual General Meeting.

6.	Notes on data protection of shareholders, shareholder representatives and ADS holders

Mynaric AG, as the “controller” within the meaning of Art. 4 no. 7 Data Protection Regulation (“DS-GVO”), processes personal data of the shareholders, any shareholder representatives and the ADS holders (in particular name, address, e-mail address, number of shares, class of shares, type of ownership of the shares, number of the admission ticket as well as the granting of any proxies) on the basis of the data protection provisions applicable in Germany in order to enable the shareholders, shareholder representatives and the ADS holders to exercise their rights in the context of the Annual General Meeting and to ensure a lawful and statutory course of the negotiations and resolutions of the Annual General Meeting. To the extent that Mynaric AG does not receive this data from the shareholders, any shareholder representatives and/or ADS holders, the bank holding their securities account or the Depositary shall transmit this personal data to Mynaric AG.

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The processing of the personal data of the shareholders, any shareholder representatives and the ADS holders is mandatory for the conduct of the Annual General Meeting. The legal basis for the processing is Art. 6 para. 1 subparagraph 1 letter c) DS-GVO in conjunction with sections 123, 129, 135 AktG.

For the purpose of organizing the Annual General Meeting, Mynaric AG commissions various service providers and consultants. These only receive personal data that is required for the execution of the respective order. The service providers and consultants process this data exclusively according to the instructions of Mynaric AG.

The personal data will be stored for as long as required by law or for as long as the Company has a legitimate interest in storing it, for example in the event of disputes in or out of court arising from the Annual General Meeting. The personal data will then be deleted.

Subject to the legal requirements, the existence of which is to be verified in each individual case, shareholders, any shareholder representatives and ADS holders have the right to request information on the processing of their personal data, rectification or erasure of their personal data or restriction of processing, as well as to receive their personal data in a structured, common and machine-readable format (data portability). Subject to the statutory requirements, the existence of which must be verified in each individual case, shareholders, any shareholder representatives and ADS holders also have the right to object to the processing of their personal data.

Data subjects may exercise these rights by contacting Mynaric AG at the following contact details:

Mynaric AG

Dornierstr. 19

82205 Gilching

Phone: +49 8105 79990

E-mail: info@mynaric.com

In addition, the data subjects have a right of appeal to the data protection supervisory authorities pursuant to Art. 77 DS-GVO.

The company data protection officer of Mynaric AG can be reached as follows:

Stephan Krischke

Mynaric AG

Dornierstr. 19

82205 Gilching

E-mail: dataprotection@mynaric.com

Gilching, June 2023

The Management Board

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